**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

***Name of Issuer:***

Eliaz Therapeutics, Inc.

***Legal status of Issuer:***

> ***Form:***

> Corporation

> ***Jurisdiction of Incorporation/Organization:***

> Delaware

> ***Date of Organization:***

> September 17, 2015

***Physical Address of Issuer:***

398 Tesconi Court, Santa Rosa, CA 95401, United States

***Website of Issuer:***

https://www.eliaztherapeutics.com

***Is there a Co-Issuer?*** __X__ ***Yes*** ____ ***No***

***Name of Co-Issuer:***

Eliaz Therapeutics CF Investors SPV, LLC

***Legal status of Co-Issuer:***

> ***Form:***

> Limited Liability Company

> ***Jurisdiction of Incorporation/Organization:***

> Delaware

***Date of Organization:***

March 18, 2026

***Physical Address of Co-Issuer:***

398 Tesconi Court, Santa Rosa, CA 95401, United States

***Website of Co-Issuer:***

None

***Name of Intermediary through which the Offering will be Conducted:***

DealMaker Securities LLC

***CIK Number of Intermediary:***

0001872856

***SEC File Number of Intermediary:***

008-70756

***CRD Number of Intermediary:***

315324

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:***

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a one-time $38,000 fee for onboarding, due diligence and asset creation and a $15,000 monthly fee for the use of the platform and marketing services payable to DealMaker Securities LLC or its affiliates.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:***

None.

***Name of qualified third party "Escrow Agent" which the Offering will utilize***

Enterprise Bank & Trust, a Missouri chartered trust company

***Type of Security Offered:***

Class B Common Stock

***Target Number of Securities to be Offered:***

1,747

***Price (or Method for Determining Price):***

$5.56

***Target Offering Amount:***

$10,004.72

***Oversubscriptions Accepted:***
☑ Yes
☐ No

***Oversubscriptions will be Allocated:***
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion


***Maximum Offering Amount (if different from Target Offering Amount):***

$2,999,995.63

***Deadline to reach the Target Offering Amount:***

April 15, 2027

**If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

***Current Number of Employees:***

2

|  | Most recent fiscal year-end (2025)* | Prior fiscal year-end (2024)* |
|---|---|---|
| **Total Assets** | $2,589,276 | $738,015 |
| **Cash & Cash Equivalents** | $1,799,510 | $32,814 |
| **Accounts Receivable** | $0 | $0 |
| **Current Liabilities** | $1,796,731 | $2,346,085 |
| **Long-Term Liabilities** | $8,033,117 | $3,888,186 |
| **Revenues/Sales\*\*** | $332,235 | $302,481 |
| **Cost of Goods Sold** | $0 | $0 |
| **Taxes Paid** | $0 | $0 |
| **Net Income/(Net Loss)** | $(1,745,041) | $(954,869) |

\*Reflects the financial results for the Issuer, Eliaz Therapeutics, Inc. Exhibit H, attached hereto and made a part hereof, includes the (i) audited financial statements for the Issuer for the above periods, and (ii) audited inception financials for the Co-Issuer, which was formed on March 18, 2026.

\*\*Reflects grant income

***The jurisdictions in which the issuer intends to offer the securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

# TABLE OF CONTENTS

**EXHIBITS**

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement between Co-Issuer and Investor
Exhibit D: Co-Issuer Operating Agreement
Exhibit E: Amended and Restated Certificate of Incorporation of the Company
Exhibit F: Bylaws of the Company
Exhibit G: Form of Subscription Agreement between Co-Issuer and Issuer
Exhibit H: Financial Statements
Exhibit I: Video Transcript

# Offering Statement (Exhibit A)
## June 10, 2026

## ELIAZ THERAPEUTICS, Inc.



### SPV Interests Representing
### Up to $2,999,995.63 of Class B Common Stock

Eliaz Therapeutics, Inc. (**"Eliaz Therapeutics,"** " the "**Company,**" "we," "us," or "our") is offering a minimum amount of $10,004.72 (the "**Target Offering Amount**") and up to a maximum amount of $2,999,995.63 (the "**Maximum Offering Amount**") of Class B Common Stock (the "**Securities**") "), at a purchase price of $5.56 per share of Class B Common Stock on a best efforts basis as described in this Form C (this "**Offering**"). The Target Offering Amount and Maximum Offering Amount include the 3.0% investor processing fee total for all investments. The investment will be made through Eliaz Therapeutics CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by April 15, 2027 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

| | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount (3)** | $1,000.80 | $85.07 | $915.73 |
| **Investor Processing Fee (4)** | $30.02 | $2.55 | $27.47 |
| **Target Offering Amount** | $10,004.72 | $850.40 | $9,154.32 |
| **Maximum Offering Amount** | $2,999,995.63 | $254,999.63 | $2,744,996.00 |

(1)      This excludes fees to Company's advisors, such as attorneys and accountants.

(2)      In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $38,000 payment for onboarding, due diligence and asset creation and a $15,000 monthly fee for use of the platform and marketing services payable to DealMaker Securities LLC or its affiliates

(3)      The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4)      The Company will charge each Investor a fee of three percent (3.0%) of the Investor's investment amount ("**Investor Processing Fee**"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount ($1,000.80 to purchase 180 shares of Class B Common Stock) plus the Investor Processing Fee. The Intermediary receives commissions on the Investor Processing Fee.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT

THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

**Bad Actor Disclosure**

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.eliaztherapeutics.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


**Eligibility**

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.


The date of this Form C is June 10, 2026

**ABOUT THIS FORM C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS**

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

**SUMMARY**

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."*

**The Company**

Eliaz Therapeutics Inc. (ETI) is developing a novel therapeutic intervention to address sepsis and sepsis-associated acute kidney injury (SA-AKI), two life-threatening conditions with major unmet medical needs.

The Company was incorporated in Delaware on September 17, 2015 and is headquartered in Santa Rosa, California. The Company intends to sell its products in the United States and internationally. The Company's website is https://www.eliaztherapeutics.com.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under https://www.invest.eliaztherapeutics.com (the "**Investor Website Page**") and the version published as of the date of this Form C is attached as Exhibit B. Prospective Investors can use the Investor Website Page to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

## DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Dr. Isaac Eliaz | CEO, Founder and Director | CEO, Founder and Director of Eliaz Therapeutics, Inc., 2015 - Present<br><br>Provides executive leadership with primary responsibility for clinical development, research strategy, technology advancement, and intellectual property management in advancing Galectin-3–targeted therapeutics. In addition, leads fundraising initiatives and develops clinical and business partnerships to support the Company's growth.<br><br>Physician and Owner of Amitabha Medical Clinic, 2001 – Present<br><br>Provides direct patient care and oversees overall clinic operations.<br><br>Chairman of the Board and Founder of ecoNugenics, 1995 – 2023<br><br>Founder and Chairman of Company that provides educational content, interview, and formulations | MD, MS, LAc |
| Anat Stern | COO and Head of Business Development | COO and Head of Business Development of Eliaz Therapeutics, Inc., 2015 - Present<br><br>Responsible for supporting the Company's day-to-day operations, product development, supporting fundraising activities and the cultivation of strategic partnerships to advance the Company's growth objectives. | M.Sc, MBA |

| | | CEO of ecoNugenics, 1995 – 2023 Provided overall leadership, directed organizational growth, and oversaw clinical research integration, product innovation, and strategic partnerships. | |
|---|---|---|---|
| Milton Goss | CFO | CFO of Eliaz Therapeutics, Inc., 2022 - Present Responsible for financial matters. Manager at BDO USA, 2025 – Present FP&A Consultant with the Finance & Accounting Strategic Resource Group Vice President, FP&A, at Mitek Systems, 2023 – 2025 Head of FP&A Managing Partner at RBMG Ventures, 2021 – Present Provided CFO advisory services | BSE, MBA |

**Biographical Information**

Dr. Isaac Eliaz: Dr. Eliaz is the Chief Executive Officer, Founder and Director of the Company. He is a Physician-researcher with 30+ years of pioneering work in Galectin-3 biology and therapeutics. Previously, Dr. Eliaz founded and exited ecoNugenics via a sale to a PE firm for north of $30M. Dr. Eliaz holds 60+ patents and collaborates with leading research institutes such as Stanford and Mayo Clinic.

Anat Stern: Anat is the Chief Operating Officer and Head of Business Development. She has 18+ years in healthcare and biotech with an MBA, BSc, and MSc in Biochemistry. Anat led ecoNugenics for 7 years through its successful acquisition. She combines deep scientific expertise with business execution in complex healthcare markets.

Milton Goss: Milton is the Chief Financial Officer of the Company. He is a finance executive with 20+ years experience across the medical device, life science, and semiconductor industries. Milton specializes in strategy, business modeling, operations, and M&A for medical technology companies.

**Indemnification**

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

## CO-ISSUER

This Offering has the following co-issuer(s): Eliaz Therapeutics CF Investors SPV, LLC (the "**Co-Issuer**"), located at 398 Tesconi Court, Santa Rosa, CA 95401, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2026. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

## BUSINESS

*A full description of our products, services and business plan can be found on the Company's Investor Website Page at https://www.invest.eliaztherapeutics.com. The version published as of the date of this Form C is attached as Exhibit B.*

### The Company

Eliaz Therapeutics Inc. (ETI) is developing a novel therapeutic intervention to address sepsis and sepsis-associated acute kidney injury (SA-AKI), two life-threatening conditions with major unmet medical needs.

### Business Plan

Our mission is to move beyond symptom management and treat sepsis at its source. Our innovative platform technology, XGAL-3®, is an FDA-Breakthrough-Designated extracorporeal therapeutic apheresis device designed to selectively remove Galectin-3 from the bloodstream. Galectin-3 (Gal-3) is a protein made by the body in response to stress, injury, and aging. In healthy amounts, it plays a normal role in cell repair. But when Gal-3 levels rise too high, they trigger a cascade of harmful inflammation—and are now linked to some of the most dangerous conditions in medicine such as sepsis, kidney disease, fibrosis, & cancer progression. Over 10,000 peer-reviewed studies have identified Gal-3 as a key driver of disease—and until now, there's been no effective way to remove it. By targeting this key driver of inflammation and fibrosis, XGAL-3® aims to improve survival and reduce long-term complications in critically ill patients. With 60+ patents, and global manufacturing partnerships, we're building the next standard in critical care intervention—starting with sepsis.

Our experienced team, led by Dr. Isaac Eliaz, has a proven track record in Galectin-3 research and clinical applications, positioning ETI to address these challenges effectively.

### Current Stage

ETI has reached a design freeze on the XGAL3® device following successful pre-clinical validation. We are actively conducting a diagnostic clinical study to monitor Galectin-3 dynamics in critically ill sepsis patients to guide upcoming interventional trials. The Company has also secured FDA Breakthrough Device Designation, facilitating an expedited pathway for regulatory approval.

### Future Roadmap

In the short term, ETI aims to complete the ongoing diagnostic clinical studies and advance into the first-in-human (FIH) trial of XGAL-3®. In parallel, we are conducting comprehensive verification and validation (V&V) activities, including a GLP safety study, to ensure the column is fully qualified and ready for human use. Medium-term goals include strengthening collaborations with strategic partners in the medical device industry to accelerate clinical adoption and market entry and utilizing XGAL-3® platform technology for more life-threatening indications like cancer, chronic kidney disease, liver & lung fibrosis. By continuously improving our technology and clinical insights, we strive to enhance patient outcomes and solidify our position as a leader in critical care innovation.

The capital raised in this offering will help advance our clinical programs, scale manufacturing capabilities, strengthen day-to-day operations, and support the regulatory work needed as we move toward FDA marketing authorization. These funds will allow us to continue building the foundation required for future studies, regulatory submissions, and eventual commercialization efforts, while acknowledging that additional capital will be needed as the program progresses. Before the Company can market its device in the United States, it must obtain appropriate authorization from the U.S. FDA, including authorization to conduct clinical studies under an Investigational Device Exemption (IDE), followed by FDA marketing authorization through the applicable regulatory pathway.

### The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| **XGAL-3® Platform** | FDA-Breakthrough-Designated extracorporeal therapeutic apheresis device designed to selectively remove Galectin-3 from the bloodstream. | Healthcare providers in intensive care units where sepsis and AKI are most prevalent. |

**Competition**

The markets in which we compete are highly competitive. Our offering competes against similar products of many large and small companies, including well-known global competitors.

The global market for sepsis and acute kidney injury treatment is substantial, with millions affected each year and increasing awareness around these conditions creating a growing demand for innovative solutions. Current estimates suggest that over 2 million Americans develop sepsis[1] annually, with significant costs associated with hospitalizations and long-term care. ETI's focus on a targeted approach to treatment places it strategically within this expanding landscape.

Current approaches to sepsis and AKI are largely limited to supportive care (e.g., antibiotics, fluids, organ support) and a handful of emerging therapies that seek to modulate the immune response. None directly target the underlying biology driving disease progression. However, ETI differentiates itself with XGAL-3®, which specifically targets the underlying cause of these conditions by removing Galectin-3, something that existing treatments do not effectively address. This unique selling proposition positions ETI uniquely within a market that lacks effective therapeutic options.

**Customer Base**

Our target customer base includes healthcare providers in intensive care units where sepsis and AKI are most prevalent. The market opportunity is urgent and significant: there are currently no approved therapies that directly address the underlying biology of sepsis, which contributes to over 2 million cases annually in the U.S. alone and drives tens of billions in healthcare costs.

**Supply Chain**

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

**Intellectual Property**

The Company has over 60+ patents across 34 countries.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, our ability to develop, test, and sell our XGAL-3® apheresis column depends on complying with U.S. Food and Drug Administration (FDA) requirements for medical devices. Before we can market the product in the United States, we must first obtain approval to conduct clinical studies under an Investigational Device Exemption (IDE) and later secure Premarket Approval (PMA) or another appropriate marketing authorization. These laws and regulations are subject to change

**Litigation**

The Company is not subject to any current litigation or threatened litigation.

**Employees**

The Company currently has 2 employees. The Company also utilizes independent contractors and advisors.

---

[1] https://www.who.int/news-room/fact-sheets/detail/sepsis

**Perks**

The Company is offering the following Perks to Investors:

**Time-Based Bonus Shares of Class B Common Stock:**

| Funded Investment Received By:* | Class B Common Stock** |
|---|---|
| 11:59 P.M. Pacific Standard Time on July 9, 2026 | 10% bonus shares of Class B Common Stock |
| At or after 12:00 A.M. Pacific Standard Time on July 10, 2026 and before 11:59 P.M. Pacific Standard Time on August 10, 2026 | 5% bonus shares of Class B Common Stock |
| At or after 12:00 A.M. Pacific Standard Time on August 11, 2026 through the Offering Deadline | 2.5% bonus shares of Class B Common Stock |

*For purposes of this table, Funded Investment means each funded investment from an Investor made within the specified time frame in the table above in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening.
*Bonus shares of Class B Common Stock shall have the same terms as the Class B Common Stock issued in the Offering.

**Large Investor Bonus Shares of Class B Common Stock**:

| Funded Investment Amount Received* | Class B Common Stock** |
|---|---|
| $1,000.00 to $2,499.99 | 2% bonus shares of Class B Common Stock |
| $2,500.00 to $4,999.99 | 4% bonus shares of Class B Common Stock |
| $5,000.00 to $9,999.99 | 6% bonus shares of Class B Common Stock |
| $10,000.00 to $24,999.99 | 9% bonus shares of Class B Common Stock |
| $25,000.00 to $49,999.00 | 12% bonus shares of Class B Common Stock |
| $50,000 and above | 15% bonus shares of Class B Common Stock |

*For purposes of this table, Funded Investment Amount means each funded investment from an Investor in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening. For the sake of clarity, multiple investments may be aggregated in determining whether the Funded Investment Amount threshold has been met.
** Bonus shares of Class B Common Stock shall have the same terms as the Class B Common Stock issued in the Offering.

**For the sake of clarity, Time-Based Bonus Shares and Large Investor Bonus Shares can be stacked together and may not exceed 25% when combined.** Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. Bonus Shares will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to assign Bonus Shares. DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

# RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.*

*In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

Before investing, you should carefully read and carefully consider the following:

## Risks Related to the Company's Business and Industry

***We are a pre-commercial revenue stage company with a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any pre-revenue stage company encounters.***

The Company has a short history, and effectively no commercial revenue. Revenue is solely from government grant income. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by pre-revenue-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. If you are investing in our Company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed.

***The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising the capital needed in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Additionally, our business is currently pre-commercial revenue and does not generate any sales and our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***A substantial majority of the Company's voting stock is owned by the Company's CEO and Founder, and he will exercise voting control.***

Prior to the Offering, the Company's CEO and Founder, Dr. Isaac Eliaz, beneficially owns a substantial majority of the Company. Subject to any fiduciary duties owed to other stockholders under Delaware law, Dr. Eliaz may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Dr. Eliaz may have interests that are different from yours. For example, Dr. Eliaz may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Dr. Eliaz could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

***We may implement new lines of business or offer new products within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide services for our products.***

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

***We have existing patents that we might not be able to protect properly***

We rely on our intellectual property portfolio, including patents, trademarks, and know-how, to support our business strategy. While we currently have patent filings and other strong protections in place, there is always some risk that competitors may challenge, design around, or attempt to replicate our technology. We believe our intellectual property position is strong, but defending and enforcing these rights could involve costs and uncertainties.

***We have pending patent approvals that might be vulnerable***

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

***Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective***

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

***The cost of enforcing our trademarks and copyrights could prevent us from enforcing them***

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected**.**

***The Company's success depends on the experience and skill of its executive officers and key personnel.***

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

***We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.***

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

***The development and commercialization of our products is highly competitive.***

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

***The Company's business plan is based on numerous assumptions and projections that may not prove accurate.***

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision.

***Reliance on a single product.***

We are focused on developing a treatment to address sepsis and sepsis-associated acute kidney injury (SA-AKI). Relying heavily on a single product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product, potentially leading to revenue declines or even business failure.

***We may never have a commercial product.***

It is possible that there may never be a commercial product. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

***Supply Chain and Logistics Risks***

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

***Our ability to sell our product or service is dependent on outside government regulations which can be subject to change at any time***

Our ability to develop, test, and sell our XGAL-3® apheresis column depends on complying with U.S. Food and Drug Administration (FDA) requirements for medical devices. Before we can market the product in the United States, we must first obtain approval to conduct clinical studies under an Investigational Device Exemption (IDE) and later secure Premarket Approval (PMA) or another appropriate marketing authorization. These steps can be time-consuming and are subject to change as regulations, guidance, or FDA policies evolve.

***Even after we receive marketing authorization, we must continue to comply with Quality System Regulations (QSR) covering manufacturing, labeling, distribution, and post-market reporting. Any change in these requirements, or the introduction of new requirements by the FDA or by foreign regulators, could increase our costs, delay our timelines, or limit our ability to sell our product.***

Failure to comply with these requirements at any stage could lead to delays, product recalls, penalties, or restrictions on our ability to market our device. In addition, changes in healthcare policies, reimbursement practices, or public perception of medical devices for sepsis treatment could affect demand for our product and could have a negative impact on our business and financial performance, which may in turn affect your investment.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as its impact is. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulations are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially.

Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***Changes in federal, state or local laws and government regulation could adversely impact our business.***

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. In particular, we must comply with U.S. Food and Drug Administration (FDA) requirements for medical devices. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***Changes in employment laws or regulations could harm our performance.***

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***Global crises and geopolitical events, including without limitation, COVID-19, can have a significant effect on our business operations and revenue projections.***

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

### *Vulnerability to Economic Conditions*

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.


### Risks Related to the Offering

#### *State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.*

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

#### *The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.*

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

#### *Neither the Offering nor the Securities have been registered under federal or state securities laws.*

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

#### *The Securities are offered on a "Best Efforts" basis, and the Company may not raise the maximum amount being offered.*

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

#### *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this

Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.***

At the conclusion of the Offering, the Company shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Company to the Intermediary may impact how the Company uses the net proceeds of the Offering.

***The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.***

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline and/or increase the Maximum Offering Amount.***

The Company may extend the Offering Deadline and/or increase the Maximum Offering Amount beyond what is currently stated herein. For an extension of the Offering Deadline, this means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. For an increase in the Maximum Offering Amount, this means that additional amounts may be raised by the Company which would also increase the number of shares outstanding and dilute shareholders.

***The Company may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

**Risks Related to the Securities**

***You will not be investing directly into the Company, but into a special purpose vehicle.***

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this Offering. That means that you will invest in Eliaz Therapeutics CF Investors SPV, LLC, becoming a member of the SPV, and that investment purchases our Class B Common Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's Amended and Restated Certificate, regarding the Class B Common Stock. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "CAPITALIZATION AND OWNERSHIP". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

***An investment in the Company's Securities could result in a loss of your entire investment.***

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

***The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

***The securities in this Offering have no protective provisions.***

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

***Investors will not have voting rights.***

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with voting rights could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Additionally, investors in the Co-Issuer will indirectly hold only Class B Common Stock and are completely passive investors. As such, Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put

Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***The Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

***Our valuation and our offering price have been established internally and are difficult to assess.***

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Class B Common Stock at $5.56 per share plus a 3.0% Investor Processing Fee (see "Offering" for further details on this fee). The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

***The Investor Processing Fee may not count toward your cost basis for tax purposes.***

The IRS and/or another relevant tax authority may consider the price of the Class B Common Stock before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

**THE OFFERING**

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital for clinical development, manufacturing and operations, regulatory affairs and general working capital. See "Use of Proceeds" section for more information.

**The Offering**

| | |
|---|---|
| **Minimum Target Offering Amount** | $10,004.72 |
| **Name of Securities** | Class B Common Stock |
| **Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)** | 122,867* |
| **Maximum Offering Amount** | $2,999,995.63 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)** | 644,972* |
| **Price Per Security** | $5.56** |
| **Minimum Individual Investment Amount** | $1,030.82+ |
| **Maximum Individual Purchase Amount** | Unlimited (subject to Regulation CF limits) |
| **Offering Deadline** | April 15, 2027 |
| **Use of Proceeds** | See the section entitled "Use of Proceeds" on page 26 hereof. |
| **Voting Rights** | None.<br><br>See the description of the voting and control rights on page 37. |

*Includes existing outstanding shares of Class B Common Stock plus maximum shares issued hereunder for the Target Offering Amount and Maximum Offering Amount, respectively (which includes the investor processing fee in such determination). Does not include Bonus Shares of Class B Common Stock that may be issued to Investors as detailed in the "Perks" section herein. The maximum number of Bonus Shares to be issued is 130,963 shares of Class B Common Stock (equal to 25% of the maximum number of Securities offered in the Offering).

**Does not include the Investor Processing Fee of three percent (3.0%) of the Investor's investment amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

**Co-Issuer**

The Co-Issuer is Eliaz Therapeutics CF Investors SPV, LLC (the "Co-Issuer"), located at 398 Tesconi Court, Santa Rosa, CA 95401, United States. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2026. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at https://www.eliaztherapeutics.com, or for the Offering at https://www.invest.eliaztherapeutics.com. The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

**Investor Confirmation Process**

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary.  If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

**Material Changes**

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

**Cancellations**

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials, unless previously accepted as part of a rolling close.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

**Rolling and Early Closings**

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

**Oversubscriptions**

The Target Offering Amount is $10,004.72, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $2,999,995.63, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

**Updates**

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

**Intermediary Information**

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

**Investor Limitations**

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

**USE OF PROCEEDS**

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary Fees** | 8.5% | $850 | 8.5% | $255,000 |
| Clinical Development (1) | 41.5% | $4,152 | 30% | $899,999 |
| Manufacturing and Operations (2) | 0% | $0 | 30% | $824,999 |
| Regulatory Affairs (3) | 0% | $0 | 7.5% | $300,000 |
| Business Development (4) | 0% | $0 | 5% | $150,000 |
| General Working Capital (5) | 50% | $5,003 | 19% | $569,999 |
| **Total** | **100%** | **$10,005+** | **100%** | **$2,999,996+** |

+These figures are rounded to the nearest whole dollar.

*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary and its affiliates will also receive a one-time $38,000 payment for onboarding, due diligence and asset creation and a $15,000 monthly fee for the use of the platform and marketing services payable to DealMaker Securities LLC and its affiliates. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three percent (3%), which is included in the table above as part of amounts raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) These proceeds will be used for supporting first-in-human safety trials and preparation for efficacy studies.

(2) These proceeds will be used for tox and clinical-grade manufacturing scale-up, quality-systems implementation, and supply-chain development.

(3) These proceeds will be used for IDE submission preparation and ongoing regulatory support.

(4) These proceeds will be used to cover strategic partnerships with hospital networks, early adopters, and insurers.

(5) These proceeds will be used for team expansion, IP portfolio maintenance, and general corporate finance and operations.

## CAPITALIZATION AND OWNERSHIP

### The Offering

The Company is offering Class B Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by April 15, 2027 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C, the Subscription Agreement between the Investor and the Co-Issuer in Exhibit C (along with all attachments and exhibits thereto), and the Co-Issuer's Operating Agreement in Exhibit D, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

> **Securities: Class B Common Stock**
> **Offering Minimum: $10,004.72**
> **Offering Maximum: $2,999,995.63**
> **Purchase Price Per Share of Security Offered: $5.56 (does not include a 3.0% Investor Processing Fee charged to each Investor)**
> **Offering Deadline: April 15, 2027**

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Class B Common Stock being held by the Co-Issuer). The rights of the Class B Common Stock may be changed by an amendment to the Company's Bylaws or the Amended and Restated Certificate of Incorporation, and amendments thereto. Investors do not have the right to vote on any such amendment.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement, the primary Company documents governing voting and the rights of the Securities are the Company's Amended and Restated Certificate of Incorporation (collectively, the "**COI**") attached as Exhibit E, the Company's Bylaws (the "**Bylaws**") attached as Exhibit F, together with the COI, the "**Company Governing Documents**"). All statements in this Form C regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company Governing Documents, which are each attached as Exhibits to this Form C.

The shares of Class A Common Stock outstanding have superior voting rights to the Securities being sold in this Offering.

### Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

**Description of Issuer's Securities**

*General*

The Company is offering up to $2,999,995.63 and a minimum of $10,004.72 worth of its Class B Common Stock. The investment will be made through the Co-Issuer, Eliaz Therapeutics CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Offering Amount of $10,004.72 by April 15, 2027. Unless the Company raises at least the Target Offering Amount of $10,004.72 under the Regulation CF offering by April 15, 2027, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to April 15, 2027, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $2,999,995.63 Maximum Offering Amount.

The minimum investment per investor is $1,030.82, which includes a $30.02 Investor Processing Fee.

*Co-Issuer*

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class B Common Stock as if they had invested directly with the Company.

**Capitalization**

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation, and to the applicable provisions of Delaware law.

On October 17, 2025, the Company filed an Amended and Restated Certificate of Incorporation which modified its capital structure. As of such filing, the total number of shares that the Company is authorized to issue is 35,000,000, consisting of (a) 25,000,000 shares of common stock, $0.00001 par value per share (the "**Common Stock**"), of which (i) 15,000,000 shares of Common Stock are designated as "**Class A Common Stock**," and (ii) 10,000,000 shares of Common Stock are designated as "**Class B Common Stock**,") and (b) 10,000,000 shares of preferred stock, $0.00001 par value per share ("**Preferred Stock**"), of which all shares of Preferred Stock are designated as "**Non-Voting Preferred Stock**". In connection with the Amended and Restated Certificate of Incorporation, all outstanding Common Stock as of such date were converted into Class A Common Stock on a one share of Common Stock to one share of Class A Common Stock basis. Except with respect to voting rights, all shares of Common Stock are identical and entitle the holders to the same rights and privileges.

Additionally, the Company previously established the Eliaz Therapeutics 2016 Stock Plan (the "**2016 Stock Plan**"), for which 1,500,000 shares of Common Stock were authorized for issuance thereunder. In connection with the filing of the Amended and Restated Certificate of Incorporation, the Company's stockholders approved an increase to shares authorized under the plan to 2,250,000 shares of Class A Common Stock. All outstanding awards of Common Stock as of such date of filing were converted to outstanding awards of Class A Common Stock on a one to one basis.

As of the date of this Form C, (i) 8,625,000 shares of Class A Common Stock, (ii) 121,120 shares of Class B Common Stock, and (iii) 15,300 shares of Non-Voting Preferred Stock are issued and outstanding. Additionally, there are 1,100,000 options issued and outstanding under the 2016 Stock Plan and 965,000 shares of Class A Common Stock remain available for issuance thereunder.

***Outstanding Capital Stock***

As of the date of this Form C, the Company's outstanding capital stock consists of:

| Type | Class A Common Stock |
|---|---|
| **Amount Outstanding** | 8,625,000 |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | One (1) vote per share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional shares of Class A Common Stock at a later date. The issuance of such additional shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security.** | 72.42% |

| Type | Class B Common Stock |
|---|---|
| **Amount Outstanding** | 121,120* |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional shares of Class B Common Stock at a later date. The issuance of such additional shares of Class B Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security.** | 1.02% |

\* Includes issued bonus shares.

| Type | Non-Voting Preferred Stock |
|---|---|
| **Amount Outstanding** | 15,300* |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | Yes |
| **Other Rights** | (a) Original Issue Price shall mean $5.56 per share, subject to adjustment;<br>(b) Right to receive dividends as and when declared by the Company's Board of Directors. Common Stock and Non-Voting Preferred Stock shall participate in dividends on a pari passu basis;<br>(c) Liquidation Preference senior to Common Stock equal to greater of one times the Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock;<br>(d) Right to convert into Common Stock at any time by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined in the Company's Amended and Restated Certificate of Incorporation) in effect at the time of conversion; and<br>(e) Automatic conversion into Common Stock upon the closing of a firm commitment public offering in which net proceeds exceed $35,000,000. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional shares of Non-Voting Preferred Stock at a later date. The issuance of such additional shares of Non-Voting Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security.** | 0.13% |

*Offering is ongoing.

*Outstanding Options, Safes, Convertible Notes, Warrants*

As of the date of this Form C, the Company has the following additional securities outstanding:

| Type | Option to Purchase Class A Common Stock under the 2016 Stock Plan |
|---|---|
| **Shares Issuable Upon Exercise** | 1,100,000 |
| **Voting Rights** | The holders of Options to purchase Class A Common Stock are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Class A Common Stock at a pre-determined price. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional options to purchase Class A Common Stock at a later date. The issuance of such additional options to purchase shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.. |
| **Percentage ownership of the Company by the holders of such security.** | 9.24% |

| Type of security | Convertible Notes |
|---|---|
| **Principal Amount Outstanding** | $240,000 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | (i)   Valuation Cap: 22,760,000;<br>(ii)  20% Discount;<br>(iii) Maturity Date: 2 yrs after issuance<br>(iv) Automatic conversion if the Company raises greater than $500,000 in a priced equity round at 80% of the new round share price (20% discount) |
| **Interest Rate** | 3% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security.** | 0.87% |

| | |
|---|---|
| **Type of security** | Convertible Notes |
| **Principal Amount Outstanding** | $2,020,000 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | (i)   Valuation Cap: 22,760,000;<br>(ii)  25% Discount;<br>(iii) Maturity Date: 9 years after issuance<br>(iv) Automatic conversion if the Company raises greater than $1,500,000 in a priced equity round at 75% of the new round share price (25% discount) |
| **Interest Rate** | 3% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security.** | 7.35% |

| Type of security | Convertible Notes |
|---|---|
| **Principal Amount Outstanding** | $250,000 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | (i)   Valuation Cap: 95,000,000;<br>(ii)  25% Discount;<br>(iii) Maturity Date: Four years from issuance<br>(iv) Automatic conversion if the Company raises greater than $1,500,000 in a priced equity round at 75% of the new round share price (25% discount)<br>(v)  Change of Control / IPO: converts at lower of 75% of deal valuation or $95 M cap (or repaid at the Company's option).<br>(vi) If no trigger in 4 years, holder may convert at fair-market price ≤ $95 M cap. |
| **Interest Rate** | 3% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security.** | 0.46% |

| | |
|---|---|
| **Type of security** | Convertible Notes |
| **Principal Amount Outstanding** | $430,000 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | (i)     Valuation Cap: 95,000,000;<br>(ii)    20% Discount;<br>(iii)   Maturity Date: 5 yrs from issuance<br>(iv)   Automatic conversion if the Company raises greater than $1,500,000 in a priced equity round at 80% of the new round share price (20% discount)<br>(v)    Optional conversion in smaller rounds at same terms<br>(vi)   Change of Control / IPO: converts at lower of 80% of deal valuation or $95 M cap (or repaid at the Company's option).<br>(vii)   If no trigger in 5 years, holders may convert at fair-market price ≤ $95 M cap. |
| **Interest Rate** | 6% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security.** | 0.75% |

| Type of security | Convertible Notes |
|---|---|
| **Principal Amount Outstanding** | $100,000 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | (i) Valuation Cap: 95,000,000; <br> (ii) 20% Discount; <br> (iii) Maturity Date: November 30, 2029 <br> (iv) Automatic conversion if the Company raises greater than $1,500,000 in a priced equity round at 80% of the new round share price (20% discount) <br> (v) Optional conversion in smaller rounds at same terms <br> (vi) Change of Control / IPO: converts at lower of 80% of deal valuation or $95 M cap (or repaid at the Company's option). <br> (vii) If no trigger in 5 years, holders may convert at fair-market price $\leq$ $95 M cap. |
| **Interest Rate** | 6% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security.** | 0.17% |

| Type | SAFEs (Simple Agreements for Future Equity) |
|---|---|
| **Principal Amount Outstanding** | $1,480,450 |
| **Voting Rights** | The holders of SAFEs are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation cap of $39,600,000; Discount of 10% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security.** | 3.10% |

| Type | SAFEs (Simple Agreements for Future Equity) |
|---|---|
| **Principal Amount Outstanding** | $1,028,975 |
| **Voting Rights** | The holders of SAFEs are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation cap of $49,500,000; Discount of 10% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security.** | 1.72% |

| Type | SAFEs (Simple Agreements for Future Equity) |
|---|---|
| **Principal Amount Outstanding** | $505,000 |
| **Voting Rights** | The holders of SAFEs are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation cap of $39,600,000; Discount of 10% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security.** | 1.06% |

| Type | SAFEs (Simple Agreements for Future Equity) |
|---|---|
| **Principal Amount Outstanding** | $1,022,183 |
| **Voting Rights** | The holders of SAFEs are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation cap of $49,500,000; Discount of 10% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security.** | 1.71% |

*Voting and Control*

Each outstanding share of Class B Common Stock shall not be entitled to vote on any matter on which the stockholders of the Company shall be entitled to vote, and shares of Class B Common Stock shall not be included in determining the number of shares voting or entitled to vote on any such matters. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, the sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only the Securities (the Class B Common Stock) and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

*Dilution*

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned

**What it Means to be a Minority Holder**

Investors in our Class B Common Stock, which do not provide for voting rights, will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, the sale of the Company or its significant assets, or Company transactions with related parties.

## Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| Dr. Isaac Eliaz | 8,000,000 shares of Class A Common Stock<br><br>100,000 Options and RSUs | 81.17% |

## Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Number of Securities Issued/Holders | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| SAFEs (Simple Agreement for Future Equity) – Early Bird | $1,480,450 | 780 | General Operations | Various Dates between December 2024 and September 2025 | Regulation CF |
| SAFEs (Simple Agreement for Future Equity) | $1,028,975 | 670 | General Operations | Various Dates between December 2024 and September 2025 | Regulation CF |
| SAFEs (Simple Agreement for Future Equity) | $1,527,183 | 6 | General Operations | Various Dates between March 2025 and September 2025 | Regulation D, Rule 506(b) |
| Convertible Notes | $530,000 | 5 | General Operations | Various Dates between November 2023 and July 2024 | Section 4(a)(2) |
| Option to Purchase Common Stock* | $0 | 100,000 | N/A | November 2023 | Rule 701 |
| Non-Voting Preferred Stock** | $85,068 | 15,300 | General Operations | Between March 2026 and May 30, 2026 | Regulation D, Rule 506(c) |
| Class B Common Stock*** | $637,296 | 121,120 | General Operations | Between January 2026 and April 2026 | Regulation CF |

*Converted into Class A Common Stock
**This private offering is ongoing. Does not include Bonus Shares.
*** Includes bonus shares.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

# DEBT

As of the date of this Form C, except for the Convertible Notes listed herein, the Company does not have any outstanding debt.

# TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(i)  The Company has issued a Convertible Note in the amount of $170,000 to Dr. Isaac Eliaz, the Company's CEO and Founder. The Convertible Note has a $22,760,000 valuation cap, a 20% discount and bears 3% interest.

(ii)  The Company has issued a Convertible Note in the amount of $25,000 to Anat Stern, the Company's COO. The Convertible Note has a $22,760,000 valuation cap, a 20% discount and bears 3% interest.

(iii)  The Company has accrued compensation to Dr. Isaac Eliaz, the Company's CEO and Founder, in the amount of $760,000 and $640,000, respectively, as of December 31, 2025 and 2024.

(iv)  The Company has accrued compensation to Milton Goss, the Company's CFO, in the amount of $163,000 and $124,000, respectively, as of December 31, 2025 and 2024.

(v)  The Company has accrued compensation to Anat Stern, the Company's COO, in the amount of $245,000 and $185,000, respectively, as of December 31, 2025 and 2024.

(vi)  The Company has accrued compensation to the daughter of Dr. Isaac Eliaz, the Company's CEO and Founder, who is a scientific advisor to the Company, in the amount of $63,000 and $51,000, respectively, as of December 31, 2025 and 2024.

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit H</u>.**

## Cash and Cash Equivalents

As of May 31, 2026, the Company had an aggregate of approximately $2,129,763 in cash and cash equivalents, leaving the Company with approximately 10-12 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss based on 2025 audited financials. Actual runway may vary as the Company advances its development activities and incurs additional expenses.

## Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In 2025 and 2026, the Company conducted a Regulation CF offering and raised an estimated $637,296 (including investor processing fees) in exchange for the issuance of 121,020 shares of Class B Common Stock (including Bonus Shares). Additionally, in 2024 and 2025, the Company conducted a prior Regulation CF offering and raised $2,509,425 through the issuance of SAFEs. Previously, in 2025, the Company raised $1,527,183 privately through the issuance of SAFEs.

**The Company currently has an ongoing outstanding Regulation D, Rule 506(c) private placement to accredited investors for up to $5,000,000 in Non-Voting Preferred Stock. If fully sold, this private capital raise will result in dilution to Investors, although the Company does not anticipate raising more than $7,999,996 in the combined Regulation CF and Regulation D offering. There is no guarantee that such private capital raise will raise all or a portion of the additional investment the Company is seeking.**

In addition to the Offering and the private Regulation D mentioned above, the Company may raise additional capital from strategic investors by offering to sell securities, including, but not limited to, Preferred Stock, Class A Common Stock, Class B Common Stock, SAFEs or Convertible Notes, outside of this Offering.

Other than capital from existing operations, the Company does not have any additional sources of capital other than the proceeds from the Offering.

## Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

## Valuation

The terms of this Offering are based on a pre-money valuation of $59,436,000. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

## *Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit H</u> for subsequent events and applicable disclosures.

## Material Changes and Other Information

None

<center>**TAX MATTERS**</center>

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

<center>**LEGAL MATTERS**</center>

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

**Eligibility**

**The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:**

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

<center>41</center>

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.eliaztherapeutics.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

## ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Eliaz Therapeutics, Inc.

(Issuer)

By:/s/ Dr. Isaac Eliaz

(Signature)

Dr. Isaac Eliaz

(Name)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Dr. Isaac Eliaz

(Signature)

Dr. Isaac Eliaz

(Name)

Director

(Title)

June 10, 2026

(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT B**
**Investor Website**
**(Attached)**

# A 'Breakthrough' Approach **Redefining Critical Care** for Sepsis in the ICU

Every year, sepsis claims 11 million lives. And survivors are often never the same.

It's a $100B[1] problem and there is currently no FDA-approved therapy that targets the cause. Through targeted innovation, Eliaz Therapeutics' new investigational approach has been granted FDA Breakthrough Device Designation for the treatment of sepsis in the ICU. This is your opportunity to help reshape the future of critical care and join our community as an investor before the first-in-human trials are launched.[2]



| Invest Now | **$5.56** Share Price | **$1,000.80\*** Min. Investment |

SEC Filings    Offering Circular    Investor Education

| ✓ $8M Raised to Date with over 1700 investors | ✓ 75 Patents in 30 Countries | ✓ Terumo BCT collaboration | ✓ $1.9M NIH Grant Funding | ✓ FDA Breakthrough Device Designation | ✓ $8M Raised to Date with over 1700 in... |

Problem



# Galectin-3: The Leading Culprit Behind ICU Deaths

Sepsis is driven by a dysregulated immune response in which Galectin-3 protein plays a central role. Galectin-3 acts as your body's fire alarm stuck in the ON position. Galectin-3 tells the immune system to attack and keep attacking even after the threat is over. This is the body's immune response turning against itself, leading to widespread inflammation and organ failure within hours. Despite its severity, treatment remains largely supportive, managing complications rather than directly addressing the underlying biology.

| **$62B** Direct annual cost to the US healthcare system[1] | **1.7M** Sepsis cases in the US every year[6] | **350K+** American deaths from sepsis annually[6] | **20–50%**[9] ICU mortality rate, depending on severity[11,13] | **+4–9%** Mortality risk per hour of delayed treatment[14] |

Solution

# Our Approach Targets and Removes Galectin-3 from the Bloodstream

XGal-3 is designed to remove circulating Galectin-3 from the bloodstream, aiming to modulate the dysregulated immune response seen in sepsis. The process is similar to dialysis: blood flows through a single-use cartridge, where Galectin-3 is selectively captured, and filtered blood is returned to the patient without adding any drugs or other agents.

The device plugs into an existing hospital apheresis infrastructure, and utilizes a proprietary antibody-coated resin, which has demonstrated high Galectin-3 binding efficiency under controlled conditions.



### 1   Capture Technology
Our device captures Galectin-3 to mitigate the inflammatory cascade leading to organ failure.

### 2   Proprietary Resin
Uses antibody-coated resin to remove Galectin-3 directly from the blood.

### 3   Early Intervention
Designed for early ICU intervention alongside standard critical care to prevent immune collapse.

### 4   Selective Removal
Unlike broad filters, we selectively target the specific molecule driving the chaos.

## Patient-safe. Single-use. Easy adoption.

 Blood is "continiously" withdrawn from patient and directed into a specialized machine.

 The machine separates the blood through centrifugation, and our device captures the Galectin-3.

 The purified blood is then returned to the patient's body, relieving the effects of elevated Galectin-3 levels.





 

# Get the investor deck.

Enter your email and we'll send you the complete investor presentation.

Enter your email     **Download Deck**

Proof

# Published Proof, Breakthrough FDA Status, and 75+ Patents



Together, these elements support advancement toward first-in-human clinical trial and the ability to combine the XGal-3® with other treatments.



### FDA Breakthrough Device Designation.

XGal-3® has received FDA Breakthrough Device Designation, a status granted to technologies that demonstrate the potential to address life-threatening conditions and unmet medical needs. This designation is reserved for devices that offer innovative solutions for life-threatening conditions like sepsis. It strengthens both the regulatory pathway and reimbursement/adoption pathway.



### 75+ patents and patent filings.

Our global intellectual property portfolio spans the antibody-based binding matrix, device architecture, and the therapeutic applications of Galectin-3 removal, supporting both current development and potential future indications.



### Published Preclinical proof.

Preclinical and translational findings have been published, including a large-animal study featured as a cover article in a high-tier peer-reviewed medical journal. In just 90 minutes, we saw key inflammatory and pathophysical markers shift in controlled sepsis models where selective Galectin-3 removal was associated with improved survival compared to controls.

# Sepsis Patient Stories



**nily says erstar e ressed**



**Meningitis B outbreak in Kent (most deaths from meningitis are due to sepsis)**

March 20, 2026



**Billy Porter Gives a Tearful Health Update on TODAY After Almost Dying from Sepsis**

March 17, 2026



**Groom Suddenly Dies from Sepsis Less Than 4 Months After Boston Wedding**

February 19, 2026



**Sepsis warning after woman's quadruple amputation**

February 19, 2026



**Sepsis mistakes killed our daughter - we fear it could happen again**

February 10, 2026

**Triathle life with sepsis**

Septembe



XGAL-3
TERUMO
BLOOD AND CELL TECHNOLOGIES
ELIAZ
Therapeutics

Partners

# Partnered with Terumo BCT For Global Collaboration & Distribution

Terumo BCT is a global leader in blood component and apheresis technologies, with a presence in nearly 200 countries. Since 2021, we have been partnered with Terumo BCT to support the development of XGal-3®. As part of this collaboration, Terumo BCT is supplying core apheresis platforms and disposables for our pre-clinical and clinical programs, enabling integration with established hospital infrastructure. This partnership provides a clear pathway to leverage existing global apheresis platforms and distribution capabilities as we advance toward commercialization.

Market Opportunity

# A $100B+[1] Market With No Current Approved Treatment[2]

Sepsis treatment is our FDA entry point, a $100B market on its own. But Galectin-3 also drives disease progression in fibrosis, oncology, chronic kidney disease, and heart failure. Once adopted for sepsis, this same device (XGAL-3®) treats adjacent conditions, with 75+ patents across 30+ countries protecting that expansion. If validated clinically, this approach could represent a broader platform for modulating systemic inflammatory and fibrotic processes. The full addressable market across the U.S. and EU exceeds $300B.[3]



TAM
$300B
$200B
$100B
>$100B
>$100B
$25B
$84B
Sepsis
Fibrosis
Oncology
Chronic Kidney Disease

- **Fibrosis:** Gal-3 implicaed in lung, liver, cardiac fibrosis
- **Oncology:** Gal-3 drives tumor growth and metastasis by helping cancer cells evade death and the immune system
- **Chronic Kidney Desease:** Gal-3 increases in CKD due to enhanced renal production and impaired clearance

Figures referenced above: Sepsis ([1], [2]), Fibrosis ([15]), Oncology ([4]), Chronic Kidney Disease ([3]).



# Single-Use Design, Single Course of Care. Designed for the ICU.

Depending on the treatment protocol and patient condition, multiple columns may be used across consecutive ICU sessions, supporting repeat utilization within a single course of ICU stay.

PRODUCT ECONOMICS

## 75–80%

Projected gross margin



Roadmap

## The Path to FDA Approval

**Q4 2025 – Q3 2026**
Design freeze. Verification & validation testing.

**Q1 2027**
GLP safety studies.

**Q2 – Q3 2027**
First-in-human trials.

**Q3 2027 – Q4 2028**
Pivotal trials.

**Q2 – Q3 2029**
PMA submission.



This "Path to FDA Approval" reflects our current plans and assumptions and is provided for informational purposes only. XGAL-3® is an investigational device and is not FDA-approved or cleared for commercial use. Timelines and outcomes may change based on study results, enrollment, funding, regulatory feedback, and other risks, and FDA approval is not guaranteed.

Why Invest Now

# Groundbreaking Opportunity Is Priced Ahead Of Human Data

This round is intended to support GLP safety studies and first-in-human trials, with key milestones expected over the next 12–15 months.

Invest Now

Business Model

# How We'll Use Your Investment

We're raising $3M to reach first-in-human trials and regulatory momentum.



Intermediary Fees
8.5%
Business Development
5%
30%
Clinical Development
Manufacturing & Operations
30%
7.5%
Regulatory Affairs
19%
General Working Capital

# What Investors Say

is a no-brainer for me. For deeply about the health and y, seeing this powerful new market that could save millions of lementing a non-toxic approach in what we need at this time, and to bring it to the world than Dr. stment opportunity will change lives financial opportunity of growth, and a part of it.

I chose to invest in your company because there must be a better solution for detecting and treating sepsis. July 2023, one moment, I was perfectly healthy, and within 24 hours, I was hospitalized with a sudden onset of sepsis, and it took 24 hours to diagnose. I spent a week in the hospital, struggling with allergic reactions to antibiotics and the standard protocol. Before my experience, I had no idea how life-threatening sepsis could be-I assumed it only impacted older individuals or those already hospitalized. Since then, I've realized how fortunate I was to trust my instincts and go to the ER. What you are building has the power to save lives and

I follow Dr. Eliaz's work closely and already rely on his PectaSol supplement to help my immune system keep me healthy. Several people close to me, including the father of my children, have died from sepsis, and I want to help bring the XGal-3 technology to market to saves lives. I am deeply grateful to Dr. Eliaz and his team.



**Sue A. Westphal**
My children, whose father died from sepsis, are the proudest accomplishment of my life.

Had family experience with this and al daughter's life. I now know it is one of common, silent killers and thrilled that solution to help save people!



**Michael J O'Connor**
Retired management and c consultant, author, former

prevent needless deaths from something that can strike anyone, of any age, at any time. Congratulations on your incredible work-I'm honored to support it!



**Cherie Werner**
Founder and Chief Empowerment Officer of FIESTA.

*Investor names, photos, and quotes are direct and unpaid sources from a previous Eliaz Therapeutics Crowdfunding campaign.

*The testimonials presented are the opinions of the individuals providing them. They may not represent the experience of all clients or investors and are not a guarantee of future performance or success.

# Perks

Please note that while **bonus shares below won't be visible at checkout**, they will be added to your account after your purchase.

| LIMITED-TIME OFFER: EARN UP TO 15% BONUS SHARES | 29 Days | 12 Hrs | 41 Mins | 23 Secs |

| Invest $1,000+ | Invest $2,500+ | Invest $5,000+ | Invest $10,000+ | Invest $25,000+ |
|---|---|---|---|---|
| Receive **2%** ↳+10% until 7/9 Bonus Shares | Receive **4%** ↳+10% until 7/9 Bonus Shares | Receive **6%** ↳+10% until 7/9 Bonus Shares | Receive **9%** ↳+10% until 7/9 Bonus Shares | Receive **12%** ↳+10% until 7/9 Bonus Shares |
| Invest Now | Invest Now | Invest Now | Invest Now | Invest N |

← →

Team

# 30 Years of Galectin-3 Research

• Our founder, Dr. Isaac Eliaz, has spent over three decades researching Galectin-3 and its role in acute and chronic diseases. He founded EcoNugenics, a science-driven company focused on Galectin-3 biology, which produced an extensive body of published research and was acquired by Charlesbank, a leading private equity firm, in 2023.

• Dr. Eliaz has been researching therapeutic apheresis and offering apheresis treatments in his medical center since 2011.
• Dr. Eliaz is supported by a multidisciplinary team with experience across biomedical research, clinical development, engineering, and regulatory strategy, including experienced clinicians, scientists, and industry advisors, all contributing to the advancement of XGal-3® from concept toward clinical execution and commercialization.



**Isaac Eliaz**
**MD, MS, LAc**
Founder & CEO

READ MORE ⌄

Serial entrepreneur, clinical researcher, prior healthcare



**Anat Stern,**
**MSC, MBA**
COO / Biz Dev

READ MORE ⌄

Operations, Strategic partnerships, biotech



**Dale Cumming,**
**PHD**
VP of R&D

READ MORE ⌄

Biotech R&D leader across oncology, inflammation, and



**Milton Goss,**
**MBA**
CFO

READ MORE ⌄

Finance, Business modeling, and M&A



**Bryan Knipe,**
**MBA**
Investor Relations

READ MORE ⌄

Background in MedTech and HealthTech, partner to PE,



**Susan Alpert**
**MD, PhD**
Senior Regulatory Strategist

READ MORE ⌄



**Wendy Bi,**
**BA**
Project Manager

READ MORE ⌄

Clinical operations background, support in

exit. Leading expertise in Gal-3 and apheresis.

commercialization

infectious disease therapeutics

VC & Founders

Dr. Alpert brings decades of regulatory expertise, including 13 years at the FDA, where she served as Director of the Office of Device Evaluation (1993-1999). She will guide ETI through FDA pathways, optimizing submissions and securing key regulatory approvals for XGal-3®.

business admin, marketing, and Investor Relations

## Our World Class Scientific Advisory Board



**Glenn M. Chertow**
MD, MPH



READ MORE ⌄

Professor of Medicine, Chief, Division of Nephrology at Stanford University School of Medicine



**Ron Wald**
MDCM, MPH, FRCPC





READ MORE ⌄

Nephrologist and Director of Hemodialysis at St.Michael's Hospital, and a Professor of Medicine at the University of Toronto



**Jeffrey L. Winters**
MD

MAYO CLINIC

READ MORE ⌄

Mayo Clinic, Division of Transfusion Medicine, Professor of Laboratory Medicine & Pathology



**Patrick M. Moriarty**
MD, FACC, FNLA



READ MORE ⌄

Director of the Atherosclerosis & Lipid Apheresis Center, Associate Professor of Internal Medicine, University of Kansas Medical Center



**Daniel Keizman**
MD



READ MORE ⌄

Head of Genitourinary Oncology Unit at Tel AvivSourasky Medical Center

# Frequently Asked Questions

**1. Why invest in startups?**

**2. How much can I invest?**

**3. How do I calculate my net worth?**

**4. What are the tax implications of an equity crowdfunding investment?**

**5. Who can invest in a Regulation CF Offering?**

**6. What do I need to know about early-stage investing? Are these investments risky?**

**7. When will I get my investment back?**

**8. Can I sell my shares?**

**9. Exceptions to limitations on selling shares during the one-year lockup period:**

**10. What happens if a company does not reach their funding target?**

**11. How can I learn more about a company's offering?**

**12. What if I change my mind about investing?**

13. How do I keep up with how the company is doing?

14. What relationship does the company have with DealMaker Securities?

15. What is Eliaz Therapeutics's pre-money implied valuation?

# Join the Discussion

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ELIAZ Therapeutics

Sources

1. https://journals.lww.com/ccmjournal/FullText/2020/03000/Sepsis_Among_Medicare_Beneficiaries__3__The.4.aspx
2. https://www.york.ac.uk/news-and-events/news/2017/research/sepsis-economy-report.com
3. https://www.fortunebusinessinsights.com/chronic-kidney-disease-market-111644
4. https://www.factmr.com/report/immuno-oncology-market
5. https://hcup-us.ahrq.gov/reports/statbriefs/sb306-overview-sepsis-2016-2021.pdf
6. https://www.cdc.gov/sepsis/about/index.html
7. https://www.who.int/news-room/fact-sheets/detail/sepsis
8. https://www.who.int/news/item/26-05-2017-seventieth-world-health-assembly-update-26-may-2017
9. https://pmc.ncbi.nlm.nih.gov/articles/PMC12525046/
10. https://hcup-us.ahrq.gov/reports/SepsisUSBurdenHospitalCare.pdf
11. https://pmc.ncbi.nlm.nih.gov/articles/PMC7381468/
12. https://www.fda.gov/medical-devices/how-study-and-market-your-device/breakthrough-devices-program
13. https://hcup-us.ahrq.gov/reports/statbriefs/sb306-overview-sepsis-2016-2021.pdf



Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

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Privacy Policy

**EXHIBIT C**
**Subscription Agreement between the Investor and Co-Issuer**
**(Attached)**

**REG CF SPV SUBSCRIPTION AGREEMENT**

**THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.** THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

**THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS.** ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

**INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(f).** THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

**PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE.** IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

**THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.** THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING.** NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

**THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE.** EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Eliaz Therapeutics CF Investors SPV, LLC
c/o Eliaz Therapeutics, Inc.
398 Tesconi Court
Santa Rosa, CA 95401

Ladies and Gentlemen:

1.      Subscription.

(a)      The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase membership interests (the "**Securities**"), of Eliaz Therapeutics CF Investors SPV, LLC, a Delaware limited liability company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Class B Common Stock to be acquired from Eliaz Therapeutics, Inc., a Delaware corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to Class B Common Stock issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)      (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

(ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancellation right;

(iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

(iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c)     Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even through the Subscriber's investment is not made with the Crowdfunding Issuer.

(d)     This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)     The aggregate value of Securities sold shall not exceed $2,999,995.63 (the "**Oversubscription Offering**"). The Company may accept subscriptions until April 15, 2027 (the "Termination Date").  Providing that subscriptions for $10,004.72 worth of Securities are received, which also includes a 3% Investor Fee on each transaction (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)     In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.     Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3.     Purchase Procedure.

(a)     Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)     Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.     Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual

shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)      Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)      Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)      Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d)      Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)      No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription

Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)        Financial Statements. Complete copies of the Crowdfunding Issuer's financial statements consisting of the audited balance sheet of the Crowdfunding Issuer for the years ended December 31, 2025 and December 31, 2024, respectively, and the related statements of operations, changes in member's deficit and cash flows at December 31, 2025 and December 31, 2024 (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the date they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. SetApart Accountancy Corp., who has provided the audited Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. Additionally, the Company has had audited inception financials (the "**Inception Financial Statements**") reviewed by SetApart Accountancy Corp., an independent accounting firm within the rules and regulations adopted by the SEC. The Inception Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)        Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)        Litigation.  There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)        Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)      Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)      Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)      Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)      Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

      (i) To the Company;

      (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

      (iii) As part of an offering registered under the Securities Act with the SEC;

      (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

      (v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f)      Investment Limits. Subscriber represents that either:

      (i)      Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)     Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)     Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)     Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)     Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)     Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)     Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)     Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.     Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless

the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.      Transfer Restrictions.

(a)      "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF ELIAZ THERAPEUTICS, INC. ("ELI"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN ELI AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT ELI'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)      Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Class B Common Stock or any securities which may be converted into the Crowdfunding Issuer's Class B Common Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8.      Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune

from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9.      WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.     Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation within 15 miles of Santa Rosa, California. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of Santa Rosa, State of California. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

11.     Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

If to the Company, to:

Eliaz Therapeutics CF Investors SPV, LLC
c/o Eliaz Therapeutics, Inc.
398 Tesconi Court
Santa Rosa, CA 95401


If to the Crowdfunding Issuer, to:

Eliaz Therapeutics, Inc.
398 Tesconi Court
Santa Rosa, CA 95401


        If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12.      <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

*[SIGNATURE PAGE FOLLOWS]*

**ELIAZ THERAPEUTICS CF INVESTORS SPV, LLC AND ELIAZ THERAPEUTICS, INC.**

**SUBSCRIPTION AGREEMENT SIGNATURE PAGE**

The undersigned, desiring to purchase membership interests ("Securities") of Eliaz Therapeutics CF Investors SPV, LLC representing the right as a member of Eliaz Therapeutics CF Investors SPV, LLC to receive the benefits of Class B Common Stock issued by Eliaz Therapeutics, Inc., by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Company's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

**(Offline Investor)**
(E-Mail Address)

Number of securities: **representing one-to-one Class B Common Stock**
Aggregate Subscription Price: **$0.00 USD**

**TYPE OF OWNERSHIP:**

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

## ACCEPTANCE

The Company hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

**ELIAZ THERAPEUTICS CF INVESTORS SPV, LLC**
By: Eliaz Therapeutics, Inc., its Manager

Dated as of

By:

Authorized Signing Officer

**ELIAZ THERAPEUTICS, INC.**

Dated as of

By:

Authorized Signing Officer

# U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not  the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

**Aggregate subscription price invested in this offering: 0.00 USD**

**The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD**

**The Investor's investment limit for this offering is: 0.00USD**

**The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD**

**The Investor's net worth (if not an accredited investor): USD**

**The Investor's income (if not an accredited investor): USD**

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

> ☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
> a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
> a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;
> ☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;
> ☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:                                    (Print Full Name of Entity or Individual)


                                             By:

                                                   (Signature)

                                             Name:

                                             (If signing on behalf of entity)

                                             Title:

                                             (If signing on behalf of entity)

# INTERNATIONAL INVESTOR CERTIFICATE

## FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

**TO:** **Eliaz Therapeutics Inc.** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i.  the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii.  the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii.  the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv.  the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v.  the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi.  the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii.  the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii.  the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:                                    (Print Full Name of Entity or Individual)

                                             By:

                                             (Signature)

                                             Name:

                                             (If signing on behalf of entity)

                                             Title:

                                             (If signing on behalf of entity)

**AML Certificate**

By executing this document, the client certifies the following:

**If an Entity:**
1. I am the  of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

**All subscribers:**

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR:                                       (Print Full Name of Investor)

By:

    (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

## Appendix 1 - Subscriber Information

**For the Subscriber and Joint Holder (if applicable)**

| Name | Address | Date of Birth (if an Individual) | Taxpayer Identification Number |
|------|---------|----------------------------------|-------------------------------|
|      |         |                                  |                               |
|      |         |                                  |                               |

**For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)**

1. One Current control person of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|-------------------------------|
|      |         |               |                               |

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|-------------------------------|
|      |         |               |                               |
|      |         |               |                               |
|      |         |               |                               |
|      |         |               |                               |

**For a Trust (Insert names and addresses or attach a list)**

1. Current trustees of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|-------------------------------|
|      |         |               |                               |
|      |         |               |                               |
|      |         |               |                               |

## Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Eliaz Therapeutics Inc.'s offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Eliaz Therapeutics Inc.'s offering;

3. As the Trustee, I have the authority to execute all Trust powers.  Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

**EXHIBIT D**
**Co-Issuer Operating Agreement**
**(Attached)**

## LIMITED LIABILITY COMPANY AGREEMENT

### OF

## ELIAZ THERAPEUTICS CF INVESTORS SPV, LLC

**This LIMITED LIABILITY COMPANY AGREEMENT** (the "**Agreement**") of Eliaz Therapeutics CF Investors SPV, LLC, a Delaware limited liability company (the "**Company**") is entered into as of March 18, 2026 by and among the Company, Eliaz Therapeutics, Inc. (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

**WHEREAS**, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

**WHEREAS,** the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (defined below) issued by Eliaz Therapeutics, Inc. (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

**WHEREAS,** it is the intent of the Company to issue Interests (defined below) that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

**NOW THEREFORE,** the limited liability company agreement of the Company is hereby adopted to read in its entirety as agreed upon the Company, its Manager, and the Members as follows:

### ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01    Name. The name of the Company is Eliaz Therapeutics CF Investors SPV, LLC.

Section 1.02    Principal Office. The principal office of the Company is located at 398 Tesconi Court, Santa Rosa, CA 95401 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03    Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04    Purpose; Powers.

(a)    The purpose of the Company is to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b)  If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05  Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06  Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07  Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

## ARTICLE II – MEMBERS

Section 2.01  Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule.

Section 2.02  Capital Contributions; No Withdrawals.

(a)  The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b)  No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03  Admission of Additional Members.

(a)  Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a permitted Transfer) of Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.04    No Withdrawal; Death of Member.

(a)    So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b)    The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as permitted Transferees; provided, that any such permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05    Certification of Interests.

(a)    The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b)     Interests shall be reflected in the books and records of the Company as Units.

(c)    If the Manager shall issue certificates representing Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULGATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06    Meetings.

(a)    The Members understand that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even though the Member's investment is not made with the Crowdfunding Issuer. To the extent the Securities, and thus the Interests, provide the right to vote, or require approval of the holders of the Interests, meetings of the Members may be called by the Manager.

(b)     In the event of a meeting held pursuant to Section 2.06(a), written notice stating the place, electronic access information, date, and time of the meeting shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c)     Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)     On any matter that is to be voted on by the Members pursuant to Applicable Law and for which the Manager has called a meeting of the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)     Attendance of a Member at any meeting called in accordance with Section 2.06(b) shall constitute a waiver of notice of such meeting, except where a Member attends such meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)     Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.07, no action may be taken by the Members for any meeting called in accordance with Section 2.06(b) unless the appropriate quorum is present at a meeting.

(g)     Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.07     Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members pursuant to Section 2.06(a) may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

## ARTICLE III – MANAGEMENT

Section 3.01    <u>Management of the Company</u>. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02    <u>Actions Requiring Approval of Members</u>. Except as provided herein, the Manager of the Company will make all decisions for the Company. Unless this Agreement is otherwise amended by the Members, the Company shall not, and shall not enter into any commitment to:

(a)     Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; provided that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement.

(b)     Issue additional Interests or other securities outside of a Regulation Crowdfunding Offering with the Crowdfunding Issuer, except in connection with a Transfer of Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), or admit additional Members to the Company.

(c)     Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company, at the sole discretion of the Manager; provided that no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03    <u>Prohibited Actions</u>. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a)     Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b)     Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c)     Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d)     Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04    <u>Officers</u>. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the

Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05    Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding eighty five percent (85%) of the Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06    Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

## ARTICLE IV – ALLOCATIONS

Section 4.01    Allocation of Profits and Losses.

(a)    All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

(b)    Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

## ARTICLE V – DISTRIBUTIONS

Section 5.01    Distributions.

(a)    In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b)    Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

**ARTICLE VI – TRANSFERS**

Section 6.01     General Restrictions on Transfer.

(a)     No Member shall Transfer all or any portion of its Interests in the Company, except with the written consent of the Manager. No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b)     Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Interests in the Company, and the Company agrees that it shall not issue any Interests:

(i)     except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii)     if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)     if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv)     if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)     Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Interest for all purposes of this Agreement.

(d)     Except as provided in Section 2.05(b), no Transfer (including a permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e)     For the avoidance of doubt, any Transfer of a Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02     Further Restrictions on Transfer.

(a)     During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i)     To the Crowdfunding Issuer;

(ii)     To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)     As part of an offering registered under the Securities Act; or

(iv)     To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

## ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01     No Personal Liability: Members; Manager.

(a)     Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)     Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02     Indemnification.

(a)     To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member nor any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)     Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)     For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

## ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01     Inspection Rights. Members hereby waive any rights under the Delaware Act related to any and all rights to inspect the Company's books and records for a proper purpose and make copies thereof.

Section 8.02    Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03    Tax Matters Representative.

(a)    Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). The Partnership Representative can be removed at any time by a vote of Members holding 85% of the Interests of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Partnership Representative, the holders of a majority of the Interests of the Company shall appoint a new Partnership Representative.

(b)    Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c)    US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)    Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Interests.

(e)    Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04    Tax Returns.

(a)    At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)　　Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05　　Reports under Regulation Crowdfunding.

(a)　　The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b)　　The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

## ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01　　Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)　　An election to dissolve the Company made by holders of 85% of the Interests;

(b)　　The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c)　　Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d)　　The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02　　Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03　　Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)　　The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b)　　As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)     The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d)     The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i)     First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)     Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)     Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04     Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

## ARTICLE X – Definitions

Section 10.01     Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a)     "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(b)     "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c)     "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on March 18, 2026.

(d)     "**Code**" means the Internal Revenue Code of 1986, as amended.

(e)     "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f)     "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g)     **"Fiscal Year"** means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h)     **"Governmental Authority"** means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i)     **"Interest"** means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(j)     **"Lien"** means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(k)     **"Manager"** means, initially, Eliaz Therapeutics, Inc., or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(l)     **"Person"** means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m)     **"Securities"** means the underlying securities (i.e., Class B Common Stock) of the Crowdfunding Issuer issued in a Regulation CF offering.

(n)     **"Securities Act"** means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o)     **"Transfer"** means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. **"Transfer"** when used as a noun shall have a correlative meaning.

(p)     **"Transferor"** and **"Transferee"** mean a Person who makes or receives a Transfer, respectively.

(q)     **"Units"** shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.01, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

## ARTICLE XI – MISCELLANEOUS

Section 11.01    Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02    Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03    Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04    Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05    Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a)    when delivered by hand;

(b)    when received by the addressee if sent by a nationally recognized overnight courier;

(c)    on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d)    on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

|  |  |
|---|---|
| **If to the Company**: | c/o Eliaz Therapeutics, Inc.<br>398 Tesconi Court<br>Santa Rosa, CA 95401<br>Email: eeliaz@eliaztherapeutics.com<br>Attention: Dr. Isaac Eliaz, CEO of Eliaz Therapeutics, Inc. |
| **If to the Manager**: | 398 Tesconi Court<br>Santa Rosa, CA 95401<br>Email: eeliaz@eliaztherapeutics.com<br>Attention: Dr. Isaac Eliaz, CEO |
| **If to a Member**: | To the Member's respective mailing address as set forth on the Members Schedule. |

Section 11.06    Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07    Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08    Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09    Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 85% of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section 11.10    Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12    Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter. In the event of any conflict between this Agreement and any of the Crowdfunding Issuer's constitutive documents, the Crowdfunding Issuer's constitutive documents shall control.

Section 11.13 <u>No Third-Party Beneficiaries</u>. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

*[Remainder of page intentionally left blank]*

**IN WITNESS WHEREOF**, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

**COMPANY:**

ELIAZ THERAPEUTICS CF INVESTORS SPV, LLC

By: Eliaz Therapeutics, Inc., a Delaware corporation,

Its Manager

DocuSigned by:

By: Dr. Isaac Eliaz

B2871176B656498...

Name: Dr. Isaac Eliaz

Title: CEO

[SIGNATURE PAGE TO ELIAZ THERAPEUTICS CF INVESTORS SPV, LLC OPERATING AGREEMENT]

## SCHEDULE I

## MEMBERS SCHEDULE

| Individual/Entity Name | Cash Contribution | Interests/Units |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |

**EXHIBIT E**
**Amended and Restated Certificate of Incorporation**
**(Attached)**

**ELIAZ THERAPEUTICS, INC.**

**AMENDED AND RESTATED CERTIFICATE OF INCORPORATION**

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Eliaz Therapeutics, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows:

1. The name of this corporation is Eliaz Therapeutics, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on September 17, 2015 under the name Eliaz Therapeutics, Inc.

2. That the Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 16th day of October, 2025.

DocuSigned by:
By: Dr. Isaac Eliaz
B2871176B656498...
Name: Dr. Isaac Eliaz, CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:07 PM 10/17/2025
FILED 03:07 PM 10/17/2025
SR 20254301879 - File Number 5824470

**ELIAZ THERAPEUTICS, INC.**

**AMENDED RESTATED CERTIFICATE OF INCORPORATION**

**ARTICLE I:  NAME.**

The name of this corporation is Eliaz Therapeutics, Inc. (the "*Corporation*").

**ARTICLE II:  REGISTERED OFFICE.**

The address of the registered office of the Corporation in the State of Delaware is 108 W. 13th Street, Suite 100, Wilmington, DE 19801, in the county of New Castle. The name of its registered agent at such address is Vcorp Services, LLC.

**ARTICLE III:  PURPOSE.**

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

**ARTICLE IV:  AUTHORIZED SHARES.**

The total number of shares of all classes of stock that the Corporation has authority to issue is 35,000,000, consisting of (a) 25,000,000 shares of common stock, $0.00001 par value per share ("*Common Stock*"), of which (i) 15,000,000 shares of Common Stock shall be designated as "*Class A Common Stock,*" and (ii) 10,000,000 shares of Common Stock shall be designated as "*Class B Common Stock,*" and (b) 10,000,000 shares of preferred stock, $0.00001 par value per share ("*Preferred Stock*"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein.

**A.     COMMON STOCK**

The following rights, powers privileges, restrictions, qualifications, and limitations apply to Common Stock.

**1.     General.**

1.1     The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth in this Amended and Restated Certificate.

1.2     All shares of Common Stock will be identical and will entitle the holders thereof to the same rights and privileges, except as otherwise set forth in this **ARTICLE IV**.

1.3     Except as otherwise provided herein or as may otherwise be provided by applicable law, the holders of Common Stock shall have exclusively all rights of stockholders, including (i) the right to receive dividends, when and as declared by the Board of Directors out of assets legally available therefor, (ii) in the event of any voluntary or involuntary distribution of assets upon a Liquidation or otherwise, the right to receive ratably and equally (based upon the number of shares of Common Stock held by such holders) all the assets and funds of the corporation after payment or provision for payment of the debts and other liabilities of the Corporation and after payments to holders of Preferred Stock provided for herein; and (iii) if the Corporation shall in any manner split, subdivide, or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share.

## 2.     Voting.

2.1     Class A Common Stock. Except as set forth herein or as otherwise required by applicable law, each outstanding share of Class A Common Stock shall be entitled to vote on each matter on which the stockholders of the Corporation shall be entitled to vote, and each holder of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held by such holder. The Class A Common Stock shall possess full and complete voting power for the election of directors.

2.2     Class B Common Stock. Except as required by applicable law, each outstanding share of Class B Common Stock shall not be entitled to vote on any matter on which the stockholders of the Corporation shall be entitled to vote, and shares of Class B Common Stock shall not be included in determining the number of shares voting or entitled to vote on any such matters.

2.3     Conversion. Upon the filing and effectiveness (the "**Effective Time**"), pursuant to the General Corporation Law, of this Amended and Restated Certificate, **each share** of the Corporation's Common Stock outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be subdivided, split and converted into **one** fully-paid and non-assessable share of Class A Common Stock having a par value of $0.00001 per share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("**Common Stock Old Certificates**"), shall thereafter represent that number of shares of Class A Common Stock into which the shares of Common Stock represented by the Common Stock Old Certificates shall have been converted.

2.4     Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

## B.     PREFERRED STOCK

All of the shares of Preferred Stock shall be designated as "*Non-Voting Preferred Stock.*" The "**Original Issue Price**" shall mean $5.56 per share for the Non-Voting Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this **ARTICLE IV** refer to sections of this Part B.

1.      **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

    1.1      Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) one times (1x) the applicable Original Issue Price (as defined above) for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If, upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets of the Corporation available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

    1.2      Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder, treating for this purpose all such securities as if they had been converted to one class of Common Stock pursuant to the terms of this Amended and Restated Certificate immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event.

    1.3      Deemed Liquidation Events.

    1.3.1      Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the holders of at least a majority of the outstanding shares of Preferred Stock voting together as a single class on an as-converted into Common Stock basis (the "**Requisite Holders**") elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

    (a) Any merger or consolidation involving the Corporation or any subsidiary, except where the Corporation's stockholders continue to hold a majority of the voting power in the resulting entity or its parent immediately after such event, assuming the exercise or conversion of all outstanding options and convertible securities; or

(b) Any sale, lease, transfer, or other disposition of all or substantially all of the Corporation's and its subsidiaries' assets, whether directly or through a sale of one or more subsidiaries, except transactions with the Corporation or its wholly owned subsidiaries.

1.3.2 <u>Amount Deemed Paid or Distributed</u>. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board (the "**Board**").

## 2. **Voting**.

2.1 <u>General</u>. Shares of Preferred Stock shall be non-voting and shall not entitle the holder thereof to vote on any matter except as specifically required by the General Corporation Law and except pursuant where action requiring the affirmative vote of the Requisite Holders is indicated herein. A person holding both Common Stock and Preferred Stock shall be entitled only to vote based on such person's holding of Common Stock (for which voting rights are only attributable to the Class A Common Stock).

## 3. **Conversion**. The holders of the Preferred Stock have the following conversion rights (the "**Conversion Rights**"):

3.1 <u>Right to Convert</u>.

3.1.1 <u>Conversion Ratio</u>. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) for the Preferred Stock in effect at the time of conversion. The "*Conversion Price*" for the Preferred Stock shall initially be equal to the applicable Original Issue Price. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Class B Common Stock, is subject to adjustment as provided in this Amended and Restated Certificate.

3.1.2 <u>Termination of Conversion Rights</u>. Subject to Section 3.3.1, in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any funds and assets distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amounts otherwise paid or payable in accordance with Section 3.1 to the holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

3.2 <u>Fractional Shares</u>. No fractional shares of Class B Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class B Common Stock as determined in good faith by the Board.

### 3.3 Effect of Conversion and Subsequent Adjustments.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Class B Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates. The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Class B Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice will be the time of conversion (the "***Conversion Time***"), and the shares of Class B Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Class B Common Stock issuable upon the conversion in accordance with the provisions of this Amended and Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Class B Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Class B Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Amended and Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class B Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.3 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Class B Common Stock delivered upon conversion.

3.4 Capital Adjustments and Distributions. In the event of any stock split, combination, dividend, distribution, reclassification, recapitalization, or merger that affects the Common Stock, the Conversion Price and the number of shares issuable upon conversion of the Preferred Stock shall be equitably adjusted to ensure the holders of Preferred Stock maintain the same economic rights and value as if they had converted their shares immediately prior to such event.

        3.5    Mandatory Conversion.  Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $35,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation; or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "**Mandatory Conversion Time**"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock (or any designated class of Common Stock), at the applicable Conversion Price described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

        3.6    Procedural Requirements.  The Corporation will notify all record holders of Preferred Stock in writing of the Mandatory Conversion Time and the designated place (physical or electronic) for conversion as outlined in Section 3.5. Upon receiving this notice, each holder shall surrender their Preferred Stock certificate(s) to the Corporation at the specified location or through an approved electronic process. If a certificate has been lost, stolen, or destroyed, the holder must provide a lost certificate affidavit and an indemnity agreement reasonably acceptable to the Corporation. Upon surrender, the holder will receive electronic or physical certificates for the corresponding shares of Common Stock, as entitled under this Section 3. If required by the Corporation, certificates submitted for conversion must be endorsed or accompanied by a duly executed transfer instrument in a form satisfactory to the Corporation. All rights related to the converted Preferred Stock will cease at the Mandatory Conversion Time, regardless of whether the holder has surrendered their certificates. As soon as practicable after the Mandatory Conversion Time and receipt of the surrendered certificate(s) or affidavit, the Corporation will issue and deliver the holder's Common Stock shares, either electronically or physically, along with cash for any fractional shares (per Section 3.2) and any unpaid declared dividends. Converted shares of Preferred Stock will be retired and canceled, and the Corporation may adjust the authorized shares of Preferred Stock accordingly, without requiring further stockholder action.

        **4.**      **Dividends.**  The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

        **5.**      **Redemption.** The shares of Preferred Stock shall not be redeemable by any holder thereof, except as may be otherwise provided herein.

        **6.**      **Redeemed or Otherwise Acquired Shares.**  Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption, conversion or acquisition.

7.     **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

8.     **Notices.** Any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

## ARTICLE V: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

## ARTICLE VI: BYLAW PROVISIONS.

**A.     AMENDMENT OF BYLAWS.** Subject to any additional vote required by this Amended and Restated Certificate or bylaws of the Corporation (the "*Bylaws*"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

**B.     NUMBER OF DIRECTORS.** Subject to any additional vote required by this Amended and Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

**C.     BALLOT.** Elections of directors need not be by written ballot unless the Bylaws so provide.

**D.     MEETINGS AND BOOKS.** Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

## ARTICLE VII: DIRECTOR LIABILITY.

**A.     LIMITATION.** To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VII by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

**B.     INDEMNIFICATION.**  To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

**C.     MODIFICATION.**  Any amendment, repeal, or modification of the foregoing provisions of this Article VII will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

\*     \*     \*     \*     \*

**EXHIBIT F**
**By-Laws**
**(Attached)**

**BYLAWS**

**OF**

**ELIAZ THERAPEUTICS, INC.**

## ARTICLE I
## STOCKHOLDERS

1.1     <u>Place of Meetings</u>.  All meetings of stockholders shall be held at such place (if any) within or without the State of Delaware as may be designated from time to time by the Board of Directors, the President or the Chief Executive Officer.

1.2     <u>Annual Meeting</u>.  The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on a date to be fixed by the Board of Directors at the time and place to be fixed by the Board of Directors and stated in the notice of the meeting.  In lieu of holding an annual meeting of stockholders at a designated place, the Board of Directors may, in its sole discretion, determine that any annual meeting of stockholders may be held solely by means of remote communication.

1.3     <u>Special Meetings</u>. Special meetings of stockholders may be called at any time by the Board of Directors, the Chairman of the Board or the President for any purpose or purposes prescribed in the notice of the meeting and shall be held at such place (if any), on such date and at such time as the Board may fix.  In lieu of holding a special meeting of stockholders at a designated place, the Board of Directors may, in its sole discretion, determine that any special meeting of stockholders may be held solely by means of remote communication.  Business transacted at any special meeting of stockholders shall be confined to the purpose or purposes stated in the notice of meeting.

1.4     <u>Notice of Meetings</u>.

(a)     Written notice of each meeting of stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise provided herein or as required by law (meaning here and hereafter, as required from time to time by the Delaware General Corporation Law or the Certificate of Incorporation).  The notice of any meeting shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting.  The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called.  If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the corporation.

(b)     Notice to stockholders may be given by personal delivery, mail, or, with the consent of the stockholder entitled to receive notice, by facsimile or other means of electronic transmission.  If mailed, such notice shall be delivered by postage prepaid envelope directed to each stockholder at such stockholder's address as it appears in the records of the corporation and shall be deemed given when deposited in the United States mail.  Notice given by electronic transmission pursuant to this subsection shall be deemed given: (1) if by facsimile telecommunication, when directed to a facsimile telecommunication number at which the stockholder has consented to receive notice; (2) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (3) if by posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (4) if by any other form of electronic transmission, when directed to the stockholder.  An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the corporation that the notice has been given by personal delivery, by mail, or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

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(c)	Notice of any meeting of stockholders need not be given to any stockholder if waived by such stockholder either in a writing signed by such stockholder or by electronic transmission, whether such waiver is given before or after such meeting is held.  If such a waiver is given by electronic transmission, the electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder.

1.5	Voting List.  The officer who has charge of the stock ledger of the corporation shall prepare, at least 10 days before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order for each class of stock and showing the address of each stockholder and the number of shares registered in the name of each stockholder.  Such list shall be open to the examination of any such stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, in the manner provided by law.  The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.  This list shall determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

1.6	Quorum.  Except as otherwise provided by law or these Bylaws, the holders of a majority of the shares of the capital stock of the corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business.  Where a separate class vote by a class or classes or series is required, a majority of the shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter.

1.7	Adjournments.  Any meeting of stockholders may be adjourned to any other time and to any other place at which a meeting of stockholders may be held under these Bylaws by the chairman of the meeting or, in the absence of such person, by any officer entitled to preside at or to act as secretary of such meeting, or by the holders of a majority of the shares of stock present or represented at the meeting and entitled to vote, although less than a quorum.  When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the date, time, and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, if any, date, and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, shall be given in conformity herewith.  At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting.

1.8	Voting and Proxies.  Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or in the Certificate of Incorporation.  Each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize any other person or persons to vote or act for him by written proxy executed by the stockholder or his authorized agent or by a transmission permitted by law and delivered to the Secretary of the corporation.  Any copy, facsimile transmission or other reliable reproduction of the writing or transmission created pursuant to this section may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile transmission or other reproduction shall be a complete reproduction of the entire original writing or transmission.

1.9    Action at Meeting.

(a)    At any meeting of stockholders for the election of one or more directors at which a quorum is present, the election shall be determined by a plurality of the votes cast by the stockholders entitled to vote at the election. All other matters shall be determined by a majority in voting power of the shares present in person or represented by proxy and entitled to vote on the matter (or if there are two or more classes of stock entitled to vote as separate classes, then in the case of each such class, a majority of the shares of each such class present in person or represented by proxy and entitled to vote on the matter shall decide such matter), provided that a quorum is present, except when a different vote is required by express provision of law, the Certificate of Incorporation or these Bylaws.

(b)    All voting, including on the election of directors, but excepting where otherwise required by law, may be by a voice vote; provided, however, that upon demand therefor by a stockholder entitled to vote or his or her proxy, a vote by ballot shall be taken. Each ballot shall state the name of the stockholder or proxy voting and such other information as may be required under the procedure established for the meeting. The corporation may, and to the extent required by law, shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The corporation may designate one or more persons as an alternate inspector to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath to faithfully execute the duties of inspector with strict impartiality and according to the best of his or her ability.

1.10    Stockholder Action Without Meeting.  Any action which may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the actions so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. All such consents shall be filed with the Secretary of the corporation and shall be maintained in the corporate records. Prompt notice of the taking of a corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

An electronic transmission consenting to an action to be taken and transmitted by a stockholder, or by a proxy holder or other person authorized to act for a stockholder, shall be deemed to be written, signed and dated for the purpose of this Section 1.10, provided that such electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the electronic transmission was transmitted by the stockholder or by a person authorized to act for the stockholder and (ii) the date on which such stockholder or authorized person transmitted such electronic transmission. The date on which such electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the books in which proceedings of meetings of stockholders are recorded.

1.11    Meetings by Remote Communication.  If authorized by the Board of Directors, and subject to such guidelines and procedures as the Board may adopt, stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication, participate in the meeting and be deemed present in person and vote at the meeting, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the

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meeting by means of remote communication is a stockholder or proxy holder, (ii) the corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

## ARTICLE II
## BOARD OF DIRECTORS

2.1     General Powers.  The business and affairs of the corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the corporation except as otherwise provided by law or the Certificate of Incorporation.  In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board until the vacancy is filled.

2.2     Number and Term of Office.  Subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, the number of directors shall be one (1) and, thereafter, shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption).  All directors shall hold office until the expiration of the term for which elected and until their respective successors are elected, except in the case of the death, resignation or removal of any director.

2.3     Vacancies and Newly Created Directorships.  Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification or other cause (including removal from office by a vote of the stockholders) may be filled only by a majority vote of the directors then in office, though less than a quorum, or by the sole remaining director, or, to the extent required by the Certificate of Incorporation or if there are no directors, by the stockholders, and directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders at which the term of office of the class to which they have been elected expires or until such director's successor shall have been duly elected and qualified.  No decrease in the number of authorized directors shall shorten the term of any incumbent director.

2.4     Resignation.  Any director may resign by delivering notice in writing or by electronic transmission to the President, Chairman of the Board or Secretary.  Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

2.5     Removal.  Subject to the rights of the holders of any series of Preferred Stock then outstanding, any directors, or the entire Board of Directors, may be removed from office at any time, by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.  Vacancies in the Board of Directors resulting from such removal may be filled by a majority of the directors then in office, though less than a quorum, or by the sole remaining director.  Directors so chosen shall hold office until the next annual meeting of stockholders.

2.6    Regular Meetings.  Regular meetings of the Board of Directors may be held without notice at such time and place, either within or without the State of Delaware, as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination.  A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

2.7    Special Meetings.  Special meetings of the Board of Directors may be called by the Chairman of the Board, the President or two or more directors and may be held at any time and place, within or without the State of Delaware.

2.8    Notice of Special Meetings.  Notice of any special meeting of directors shall be given to each director by whom it is not waived by the Secretary or by the officer or one of the directors calling the meeting.  Notice shall be duly given to each director by (i) giving notice to such director in person or by telephone, electronic transmission or voice message system at least 24 hours in advance of the meeting, (ii) sending a facsimile to his last known facsimile number, or delivering written notice by hand to his last known business or home address, at least 24 hours in advance of the meeting, or (iii) mailing written notice to his last known business or home address at least three days in advance of the meeting.  A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting.  Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

2.9    Participation in Meetings by Telephone Conference Calls or Other Methods of Communication.  Directors or any members of any committee designated by the directors may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

2.10    Quorum.  A majority of the total number of authorized directors shall constitute a quorum at any meeting of the Board of Directors.  In the absence of a quorum at any such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.  Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or at a meeting of a committee which authorizes a particular contract or transaction.

2.11    Action at Meeting.  At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of those present shall be sufficient to take any action, unless a different vote is specified by law, the Certificate of Incorporation or these Bylaws.

2.12    Action by Written Consent.  Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee of the Board of Directors may be taken without a meeting if all members of the Board or committee, as the case may be, consent to the action in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board or committee.  Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.13    Committees.  The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation, with such lawfully delegated powers and duties as it therefor confers, to serve at the pleasure of the Board.  The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.  In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors and subject to the provisions of the Delaware General Corporation Law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the Board of Directors.

2.14    Compensation of Directors. Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the corporation or any of its parent or subsidiary corporations in any other capacity and receiving compensation for such service.

2.15    Nomination of Director Candidates. Subject to the rights of holders of any class or series of Preferred Stock then outstanding, nominations for the election of Directors may be made by (i) the Board of Directors or a duly authorized committee thereof or (ii) any stockholder entitled to vote in the election of Directors.

**ARTICLE III**
**OFFICERS**

3.1    Enumeration. The officers of the corporation shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer, a Chief Financial Officer and such other officers with such other titles as the Board of Directors shall determine, including, at the discretion of the Board of Directors, a Chairman of the Board and one or more Vice Presidents and Assistant Secretaries. The Board of Directors may appoint such other officers as it may deem appropriate, including, without limitation, a co-Chief Executive Officer and co-President.

3.2    Election. Officers shall be elected annually by the Board of Directors at its first meeting following the annual meeting of stockholders. Officers may be appointed by the Board of Directors at any other meeting.

3.3    Qualification. No officer need be a stockholder. Any two or more offices may be held by the same person.

3.4    Tenure. Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until his successor is elected and qualified, unless a different term is specified in the vote appointing him, or until his earlier death, resignation or removal.

3.5    Resignation and Removal. Any officer may resign by delivering his written resignation to the corporation at its principal office or to the President or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. Any officer elected by the Board of Directors may be removed at any time, with or without cause, by the Board of Directors.

3.6    Chairman of the Board. The Board of Directors may appoint a Chairman of the Board. If the Board of Directors appoints a Chairman of the Board, he shall perform such duties and possess such powers as are assigned to him by the Board of Directors. Unless otherwise provided by the Board of Directors, he shall preside at all meetings of the Board of Directors.

3.7     Chief Executive Officer. The Chief Executive Officer of the corporation shall, subject to the direction of the Board of Directors, have general supervision, direction and control of the business and the officers of the corporation. He shall preside at all meetings of the stockholders and, in the absence or nonexistence of a Chairman of the Board, at all meetings of the Board of Directors. He shall have the general powers and duties of management usually vested in the chief executive officer of a corporation, including general supervision, direction and control of the business and supervision of other officers of the corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or these Bylaws.

3.8     President. Subject to the direction of the Board of Directors and such supervisory powers as may be given by these Bylaws or the Board of Directors to the Chairman of the Board or the Chief Executive Officer, if such titles be held by other officers, the President shall have general supervision, direction and control of the business and supervision of other officers of the corporation. Unless otherwise designated by the Board of Directors, the President shall be the Chief Executive Officer of the corporation. The President shall have such other powers and duties as may be prescribed by the Board of Directors or these Bylaws. He or she shall have power to sign stock certificates, contracts and other instruments of the corporation which are authorized and shall have general supervision and direction of all of the other officers, employees and agents of the corporation, other than the Chairman of the Board and the Chief Executive Officer.

3.9     Vice Presidents. Any Vice President shall perform such duties and possess such powers as the Board of Directors or the President may from time to time prescribe. In the event of the absence, inability or refusal to act of the President, the Vice President (or if there shall be more than one, the Vice Presidents in the order determined by the Board of Directors) shall perform the duties of the President and when so performing shall have at the powers of and be subject to all the restrictions upon the President. The Board of Directors may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title selected by the Board of Directors.

3.10     Secretary and Assistant Secretaries. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the President may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the Secretary, including, without limitation, the duty and power to give notices of all meetings of stockholders and special meetings of the Board of Directors, to keep a record of the proceedings of all meetings of stockholders and the Board of Directors, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents.

Any Assistant Secretary shall perform such duties and possess such powers as the Board of Directors, the Chief Executive Officer, the President or the Secretary may from time to time prescribe. In the event of the absence, inability or refusal to act of the Secretary, the Assistant Secretary (or if there shall be more than one, the Assistant Secretaries in the order determined by the Board of Directors) shall perform the duties and exercise the powers of the Secretary.

In the absence of the Secretary or any Assistant Secretary at any meeting of stockholders or directors, the person presiding at the meeting shall designate a temporary secretary to keep a record of the meeting.

3.11 <u>Treasurer</u>.  The Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation, the duty and power to keep and be responsible for all funds and securities of the corporation, to maintain the financial records of the corporation, to deposit funds of the corporation in depositories as authorized, to disburse such funds as authorized, to make proper accounts of such funds, and to render as required by the Board of Directors accounts of all such transactions and of the financial condition of the corporation.

3.12 <u>Chief Financial Officer</u>.  The Chief Financial Officer shall perform such duties and shall have such powers as may from time to time be assigned to him by the Board of Directors, the Chief Executive Officer or the President.  Unless otherwise designated by the Board of Directors, the Chief Financial Officer shall be the Treasurer of the corporation.

3.13 <u>Salaries</u>.  Officers of the corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

3.14 <u>Delegation of Authority</u>.  The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

**ARTICLE IV**
**CAPITAL STOCK**

4.1 <u>Issuance of Stock</u>.  Subject to the provisions of the Certificate of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the corporation or the whole or any part of any unissued balance of the authorized capital stock of the corporation held in its treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such consideration and on such terms as the Board of Directors may determine.

4.2 <u>Certificates of Stock</u>.  The shares of the corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any class or series of its stock shall be uncertificated shares; provided, however, that no such resolution shall apply to shares represented by a certificate until such certificate is surrendered to the corporation.  Every holder of stock of the corporation represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board of Directors, certifying the number and class of shares owned by him in the corporation.  Each such certificate shall be signed by, or in the name of the corporation by, the Chairman or Vice Chairman, if any, of the Board of Directors, or the President or a Vice President, and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the corporation.  Any or all of the signatures on the certificate may be a facsimile.

Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, the Bylaws, applicable securities laws or any agreement among any number of shareholders or among such holders and the corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

4.3 <u>Transfers</u>.  Except as otherwise established by rules and regulations adopted by the Board of Directors, and subject to applicable law, shares of stock may be transferred on the books of the corporation: (i) in the case of shares represented by a certificate, by the surrender to the corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or authenticity of signature as the corporation or its transfer agent may reasonably require; and (ii) in the case of uncertificated shares, upon the receipt of proper transfer instructions from the registered owner thereof.

Except as may be otherwise required by law, the Certificate of Incorporation or the Bylaws, the corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the corporation in accordance with the requirements of these Bylaws.

4.4     Lost, Stolen or Destroyed Certificates.  The corporation may issue a new certificate of stock in place of any previously issued certificate alleged to have been lost, stolen, or destroyed, or it may issue uncertificated shares if the shares represented by such certificate have been designated as uncertificated shares in accordance with Section 4.2, upon such terms and conditions as the Board of Directors may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity as the Board of Directors may require for the protection of the corporation or any transfer agent or registrar.

4.5     Record Date.  The Board of Directors may fix in advance a record date for the determination of the stockholders entitled to notice of or to vote at any meeting of stockholders or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights in respect of any change, concession or exchange of stock, or for the purpose of any other lawful action.  Such record date shall not precede the date on which the resolution fixing the record date is adopted and shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action to which such record date relates.

If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held.  If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting when no prior action by the Board of Directors is necessary shall be the day on which the first written consent is expressed.  The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to such purpose.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

**ARTICLE V**
**GENERAL PROVISIONS**

5.1     Fiscal Year.  The fiscal year of the corporation shall be as fixed by the Board of Directors.

5.2     Corporate Seal.  The corporate seal shall be in such form as shall be approved by the Board of Directors.

5.3     Waiver of Notice.  Whenever any notice whatsoever is required to be given by law, by the Certificate of Incorporation or by these Bylaws, a waiver of such notice either in writing signed by the person entitled to such notice or such person's duly authorized attorney, or by electronic transmission or any other method permitted under the Delaware General Corporation Law, whether before, at or after the time stated in such waiver, or the appearance of such person or persons at such meeting in person or by proxy, shall be deemed equivalent to such notice. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance at any meeting shall constitute waiver of notice except attendance for the sole purpose of objecting to the timeliness of notice.

5.4     Actions with Respect to Securities of Other Corporations. Except as the Board of Directors may otherwise designate, the Chief Executive Officer or President or any officer of the corporation authorized by the Chief Executive Officer or President shall have the power to vote and otherwise act on behalf of the corporation, in person or proxy, and may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact to this corporation (with or without power of substitution) at any meeting of stockholders or shareholders (or with respect to any action of stockholders) of any other corporation or organization, the securities of which may be held by this corporation and otherwise to exercise any and all rights and powers which this corporation may possess by reason of this corporation's ownership of securities in such other corporation or other organization.

5.5     Evidence of Authority. A certificate by the Secretary, or an Assistant Secretary, or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6     Certificate of Incorporation. All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the corporation, as amended and in effect from time to time.

5.7     Severability. Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

5.8     Pronouns. All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

5.9     Notices. Except as otherwise specifically provided herein or required by law, all notices required to be given to any stockholder, director, officer, employee or agent shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the mails, postage paid, or by sending such notice by commercial courier service, or by facsimile or other electronic transmission, provided that notice to stockholders by electronic transmission shall be given in the manner provided in Section 232 of the Delaware General Corporation Law. Any such notice shall be addressed to such stockholder, director, officer, employee or agent at his or her last known address as the same appears on the books of the corporation. The time when such notice shall be deemed to be given shall be the time such notice is received by such stockholder, director, officer, employee or agent, or by any person accepting such notice on behalf of such person, if delivered by hand, facsimile, other electronic transmission or commercial courier service, or the time such notice is dispatched, if delivered through the mails. Without limiting the manner by which notice otherwise may be given effectively, notice to any stockholder shall be deemed given: (1) if by facsimile, when directed to a number at which the stockholder has consented to receive notice; (2) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (3) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; (4) if by any other form of electronic transmission, when directed to the stockholder; and (5) if by mail, when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation.

5.10     Reliance Upon Books, Reports and Records.  Each director, each member of any committee designated by the Board of Directors, and each officer of the corporation shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or other records of the corporation as provided by law, including reports made to the corporation by any of its officers, by an independent certified public accountant, or by an appraiser selected with reasonable care.

5.11     Time Periods.  In applying any provision of these Bylaws which require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

5.12     Facsimile Signatures.  In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

5.13     Annual Report.  For so long as the corporation has fewer than 100 holders of record of its shares, the mandatory requirement of an annual report under Section 1501 of the California Corporations Code is hereby expressly waived.

## ARTICLE VI
## AMENDMENTS

6.1     By the Board of Directors.  Except as otherwise set forth in these Bylaws, these Bylaws may be altered, amended or repealed or new Bylaws may be adopted by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board of Directors at which a quorum is present.

6.2     By the Stockholders.  Except as otherwise set forth in these Bylaws, these Bylaws may be altered, amended or repealed or new Bylaws may be adopted by the affirmative vote of the holders of at least a majority of the voting power of all of the shares of capital stock of the corporation issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class. Such vote may be held at any annual meeting of stockholders, or at any special meeting of stockholders provided that notice of such alteration, amendment, repeal or adoption of new Bylaws shall have been stated in the notice of such special meeting.

## ARTICLE VII
## INDEMNIFICATION OF DIRECTORS AND OFFICERS

7.1     Right to Indemnification.  Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative ("proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer of another corporation, or as a controlling person of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer, or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said Law permitted the corporation to provide prior to such amendment) against all expenses, liability and loss reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in Section 7.2 of this Article VII, the corporation shall indemnify any such person seeking indemnity in connection with a proceeding (or part thereof) initiated by such person only if (a) such indemnification is expressly required to be made by law, (b) the proceeding (or part thereof) was authorized by the Board of Directors of the corporation, (c) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Delaware General Corporation Law, or (d) the proceeding (or part thereof) is brought to establish or enforce a right to indemnification or advancement under an indemnity agreement or any other statute or law or otherwise as required under Section 145 of the Delaware General Corporation Law. The rights hereunder shall be contract rights and shall include the right to be paid expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses incurred by a director or officer of the corporation in his or her capacity as a director or officer (and not in any other capacity in which service was or is tendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of such proceeding, shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately by final judicial decision from which there is no further right to appeal that such director or officer is not entitled to be indemnified under this section or otherwise.

7.2     Right of Claimant to Bring Suit. If a claim under Section 7.1 is not paid in full by the corporation within 60 days after a written claim has been received by the corporation, or 20 days in the case of a claim for advancement of expenses, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if such suit is not frivolous or brought in bad faith, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to this corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed. Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal that the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, shall be on the corporation.

7.3     Indemnification of Employees and Agents. The corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and to the advancement of related expenses, to any employee or agent of the corporation to the fullest extent of the provisions of this Article with respect to the indemnification of and advancement of expenses to directors and officers of the corporation.

7.4     Non-Exclusivity of Rights.  The rights conferred on any person in this Article VII shall not be exclusive of any other right which such persons may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

7.5     Indemnification Contracts.  The Board of Directors is authorized to enter into a contract with any director, officer, employee or agent of the corporation, or any person serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing for indemnification rights equivalent to or, if the Board of Directors so determines, greater than, those provided for in this Article VII.

7.6     Insurance.  The corporation may maintain insurance to the extent reasonably available, at its expense, to protect itself and any such director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

7.7     Effect of Amendment.  Any amendment, repeal or modification of any provision of this Article VII shall not adversely affect any right or protection of an indemnitee or his successor in respect of any act or omission occurring prior to such amendment, repeal or modification.

**CERTIFICATE OF ADOPTION OF BYLAWS**

**OF**

**ELIAZ THERAPEUTICS, INC.**

The undersigned hereby certifies that the undersigned is the duly elected, qualified, and acting Secretary of Eliaz Therapeutics, Inc. and that the foregoing Bylaws are the Bylaws of the Corporation, as duly adopted by resolution of the Board of Directors of Eliaz Therapeutics, Inc., as of October 14, 2015.

Executed as of October 14, 2015.

Isaac Eliaz, Secretary

**EXHIBIT G**
**Form of Subscription Agreement between Co-Issuer and Issuer**
**(Attached)**

**CLASS B COMMON STOCK PURCHASE AGREEMENT**

This Class B Common Stock Purchase Agreement (this "*Agreement*") is made as of this ▮▮ day of ▮▮▮▮▮, 2026 by and among Eliaz Therapeutics, Inc., a Delaware corporation (the "*Company*"), and Eliaz Therapeutics CF Investors SPV, LLC, a Delaware limited liability company (the "*SPV*" or "*Purchaser*," and together with the Company, the "*Parties*"). The Parties hereby agree as follows:

1.      **Purchase and Sale of Class B Common Stock**.

1.1     Sale and Issuance of Class B Common Stock. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing and the Company agrees to sell and issue to the Purchaser at the Closing up to ▮▮▮▮▮ shares of Class B Common Stock (the "*Shares*") at a purchase price of $5.56 per Share (the "*Price*"). The above does not include ▮▮▮▮ bonus shares of Class B Common Stock issued to the Purchaser for no additional cost in connection with the Company's Regulation CF offering and which are noted on Exhibit A, attached hereto and made a part hereof.

1.2     Closing. The purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures on the date of this Agreement or at such other time and place as the Company and the Purchaser mutually agree upon, orally or in writing (which time and place are designated as the "*Closing*"). The Company and the Purchaser will execute counterpart signature pages to this Agreement and any other documents required by the Company (the "*Transaction Documents*").

2.      **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Purchaser that the following representations are true and complete as of the date of the Closing, except as otherwise indicated:

2.1     Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all power and authority required to (a) carry on its business as presently conducted and as presently proposed to be conducted, and (b) execute, deliver and perform its obligations under the Transaction Documents.

2.2     Valid Issuance of the Shares. The Shares, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable state and federal securities laws, and liens or encumbrances by or imposed by the Purchaser.

2.3     Compliance with Other Instruments. To the Company's knowledge, the sale of the Shares will not place the Company in violation or default (a) of any provisions of the Company's Certificate of Incorporation, (b) of any judgment, order, writ or decree of any court or governmental authority, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order, or (d) of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

3.      **Representations and Warranties of the Purchaser**. The Purchaser hereby represents and warrants to the Company as follows:

3.1      Purchase for Own Account. The Purchaser is acquiring and will hold the Shares for investment for its account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "*Securities Act*").

3.2      Access to Information. The Purchaser has been furnished with, and has had access to, all information that he/she/it considers necessary or appropriate for deciding whether to invest in the Shares, including the Company's Certificate of Incorporation, and the Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the Shares.

3.3      Speculative Investment. The Purchaser is aware that his/her/its investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Purchaser is able, without impairing his/her/its financial condition, to hold the Shares for an indefinite period and to suffer a complete loss of his investment in the Shares.

3.4      Authorization. The Purchaser has full power and authority to enter into the Transaction Documents. The Transaction Documents to which such Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.5      No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6      Residence. If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser set forth on Exhibit A; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on Exhibit A.

3.7      Bad Actor. None of the Purchaser, its principals or its affiliates (each a "*Purchaser Party*") meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "Rule 506 Disqualification").

4. **General Provisions**.

  4.1 <u>Company Covenants</u>. Within one (1) year of the date first set forth herein, the Company shall amend and modify its books and records to reflect the purchase of the Shares outlined herein.

  4.2 <u>Successors and Assigns</u>. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

  4.3 <u>Governing Law</u>. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

  4.4 <u>Counterparts</u>. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Counterparts may be delivered by any electronic signature complying with the U.S. federal ESIGN Act of 2000, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

  4.5 <u>Titles and Subtitles</u>. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

  4.6 <u>Notices</u>. All notices and communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at their address as set forth on the signature page or <u>Exhibit A</u>, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section.

  4.7 <u>Attorneys' Fees</u>. If any action (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

  4.8 <u>Amendments and Waivers</u>. Except as specified in this Agreement, any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company and Purchaser. Any amendment or waiver effected in accordance with this Section shall be binding upon the Purchaser and each transferee of the Shares, and each future holder of all such securities, and the Company.

  4.9 <u>Severability</u>. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

4.10　Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party hereunder, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4.11　Entire Agreement. This Agreement (including the Exhibits hereto), the Articles of Incorporation and the other Transaction Documents constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

4.12　Securities Law Restrictions. Regardless of whether the offering and sale of Shares under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company may, at its discretion, impose restrictions upon the sale, pledge, or other transfer of the Shares if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state, or any other law.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the Purchaser has executed this Agreement, effective as of the date first written above.


**PURCHASER:**


ELIAZ THERAPEUTICS CF INVESTORS SPV, LLC, a Delaware limited liability company

By: Eliaz Therapeutics, Inc., a Delaware corporation
Its Manager


By:     _____
Name: Dr. Isaac Eliaz
Title:   CEO

IN WITNESS WHEREOF, the Company has executed this Agreement, effective as of the date first written above.

**COMPANY:**

Eliaz Therapeutics, Inc., a Delaware corporation

By: _____
Name:  Dr. Isaac Eliaz
Title:   CEO

**EXHIBIT A**

**Purchaser Information\***

| Purchaser | Purchaser Address | Number of Shares of Class B Common Stock Purchased | Aggregate Purchase Price |
|---|---|---|---|
| Eliaz Therapeutics CF Investors SPV, LLC | 398 Tesconi Court, Santa Rosa, CA 95401 | _____** | $_____ |

\*Reflects closings on _____ [TO BE UPDATED FOR EACH CLOSING].

\*\*In addition to the shares of Class B Common Stock purchased, the Purchaser also received _____ bonus shares of Class B Common Stock at no additional cost in connection with the Company's Regulation CF offering.

**EXHIBIT H**
**Financial Statements**
**(Attached)**

# ELIAZ THERAPEUTICS, INC.

**AUDITED FINANCIAL STATEMENTS**
**AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024**

**INDEX TO FINANCIAL STATEMENTS**

---

Page



# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Eliaz Therapeutics, Inc.
Santa Rosa, California

## Opinion

We have audited the financial statements of Eliaz Therapeutics, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, changes in stockholders' deficit, and cash flows (collectively, the "financial statements") for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and December 31, 2024, and the result of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

## Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12, certain conditions indicate that the Company may not be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

## Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

## Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.


April 22, 2026
Calabasas, California

# ELIAZ THERAPEUTICS, INC.
## BALANCE SHEETS

| As of December 31, | | 2025 | | 2024 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| **Current Assets:** | | | | |
| Cash | $ | 1,799,510 | $ | 32,814 |
| Prepaids and Other Current Assets | | 48,842 | | 102,307 |
| **Total Current Assets** | | **1,848,352** | | **135,121** |
| | | | | |
| Intangible Assets | | 740,924 | | 602,894 |
| **Total Assets** | $ | **2,589,276** | $ | **738,015** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| **Current Liabilities:** | | | | |
| Accounts Payable | $ | 29,181 | $ | 40,433 |
| Credit Card | | 18,675 | | 26,882 |
| Line of Credit | | - | | 190,000 |
| Current Portion of Related Party Loans | | - | | 568,086 |
| Other Current Liabilities | | 1,748,875 | | 1,520,684 |
| **Total Current Liabilities** | | **1,796,731** | | **2,346,085** |
| | | | | |
| Accrued Interest on Related Party Loans | $ | - | $ | 36,641 |
| Simple Agreement for Future Equity - Third Parties, net | | 3,570,813 | | 176,243 |
| Simple Agreement for Future Equity - Related Parties | | 622,183 | | - |
| Convertible note, net of current portion - Third Parties | | 2,845,000 | | 2,845,000 |
| Convertible note, net of current portion - Related Parties | | 195,000 | | 195,000 |
| Accrued Interest on Convertible Notes | | 800,121 | | 635,302 |
| **Total Liabilities** | | **9,829,848** | | **6,234,271** |
| | | | | |
| **STOCKHOLDERS' DEFICIT** | | | | |
| Common Stock | $ | 86 | $ | 86 |
| Additional Paid in Capital | | 67,886 | | 67,161 |
| Accumulated Deficit | | (7,308,544) | | (5,563,503) |
| **Total Stockholders' Deficit** | | **(7,240,572)** | | **(5,496,256)** |
| **Total Liabilities and Stockholders' Deficit** | $ | **2,589,276** | $ | **738,015** |

*See accompanying notes to financial statements.*

| For the Years Ended December 31, | | 2025 | | 2024 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net Revenue | $ | - | $ | - |
| Grant Income | | 332,235 | | 302,481 |
| | | 332,235 | | 302,481 |
| Cost of Goods Sold | | - | | - |
| **Gross Profit** | | **332,235** | | **302,481** |
| | | | | |
| **Operating Expenses** | | | | |
| General and Administrative | $ | 639,155 | | 606,063 |
| Selling and Marketing | | 108,785 | | 13,000 |
| Research and Development | | 842,713 | | 487,849 |
| **Total Operating Expenses** | | **1,590,653** | | **1,106,912** |
| **Net Operating Loss** | | **(1,258,418)** | | **(804,431)** |
| | | | | |
| Interest Expense | $ | 189,542 | | 137,006 |
| Net change in fair value of SAFE liabilities | | 319,839 | | 13,432 |
| Other Loss | | (22,758) | | - |
| **Loss Before Provision for Income Taxes** | | **(1,745,041)** | | **(954,869)** |
| Provision/(Benefit) For Income Taxes | | - | | - |
| **Net Loss** | $ | **(1,745,041)** | $ | **(954,869)** |

*See accompanying notes to financial statements.*

**ELIAZ THERAPEUTICS, INC.**
**STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT**

| (USD $ in Dollars) | Common Stock | | Additional Paid In | Accumulated Deficit | Total Stockholders' |
| | Shares | Amount | Capital | | Deficit |
|---|---|---|---|---|---|
| Balance—December 31, 2023 | 8,625,000 | $ 86 | $ 62,919 | $ (4,608,634) | $ (4,545,629) |
| Share-Based Compensation | - | - | 4,242 | - | 4,242 |
| Net Loss | - | - | - | (954,869) | (954,869) |
| Balance—December 31, 2024 | 8,625,000 | $ 86 | $ 67,161 | $ (5,563,503) | $ (5,496,256) |
| Share-Based Compensation | - | - | 725 | | 725 |
| Net Loss | - | - | - | (1,745,041) | (1,745,041) |
| Balance—December 31, 2025 | 8,625,000 | $ 86 | $ 67,886 | $ (7,308,544) | $ (7,240,572) |

*See accompanying notes to financial statements.*

## ELIAZ THERAPEUTICS, INC.
### STATEMENTS OF CASH FLOWS

| For the Years Ended December 31, | | 2025 | | 2024 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net Loss | $ | (1,745,041) | $ | (954,869) |
| ***Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities*** | | | | |
| Amortization of Intangibles Assets | | 72,520 | | 58,387 |
| Accrued Interest on Convertible Notes and Related Party Loans | | 164,819 | | 129,132 |
| Share-Based Compensation | | 725 | | 4,242 |
| Fair Value in Excess of Stated Value of Derivative Instrument | | 319,839 | | 13,432 |
| **Changes in Operating Assets and Liabilities:** | | | | |
| Prepaids and Other Current Assets | | 53,465 | | 253,998 |
| Accounts Payable | | (11,252) | | 28,769 |
| Credit Card | | (8,207) | | 26,882 |
| Other Current Liabilities | | 228,191 | | 234,231 |
| **Net Cash Used in Operating Activities** | | **(924,941)** | | **(205,796)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of Intangible Assets | | (210,550) | | (219,087) |
| **Net Cash Used in Investing Activities** | | **(210,550)** | | **(219,087)** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Proceeds from Issuance of SAFEs | | 3,092,187 | | 162,811 |
| (Repayments to)/Borrowings from Line of Credit | | (190,000) | | 190,000 |
| Borrowing from Convertible Notes | | - | | 100,000 |
| **Net Cash Provided by Financing Activities** | | **2,902,187** | | **452,811** |
| | | | | |
| **Change in Cash** | | **1,766,696** | | **27,928** |
| Cash —Beginning of The Year | | 32,814 | | 4,886 |
| **Cash —End of The Year** | $ | **1,799,510** | $ | **32,814** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | 7,267 | $ | 7,874 |
| Cash paid during the year for income taxes | $ | - | $ | - |
| **OTHER NON-CASH FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Conversion of related party loan to SAFE | $ | 604,727 | $ | - |

*See accompanying notes to financial statements.*

## 1.    NATURE OF OPERATION

Eliaz Therapeutics, Inc. (which may be referred to as the "Company", "we", "us", or "our") was incorporated on September 17, 2015, in the state of Delaware. The Company's headquarters are located in Santa Rosa, California.

Eliaz Therapeutics, Inc. is a MedTech company developing treatments for life-threatening conditions, primarily targeting sepsis and sepsis-associated acute kidney injury. The Company's lead product, the XGAL-3® column, uses advanced apheresis technology to selectively remove the pro-inflammatory molecule Galectin-3, addressing critical care needs. Through strategic partnerships and a strong IP portfolio, the Company aims to transform treatment outcomes for sepsis and expand into areas like cancer immunotherapy.

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

**Basis of Presentation**

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash**

Cash consists of all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025, the Company's cash exceeded FDIC insured limits by $1,547,361. As of December 31, 2024, the Company's cash did not exceed FDIC-insured limits.

**Concentration of Credit Risk**

The Company is subject to concentrations of credit risks primarily from cash. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

**Intangible Assets and Impairment**

The Company's intangible assets consist of patents, trademarks, and capitalized patent-related costs, including legal and filing fees incurred in connection with the development, registration, and protection of its intellectual property. Patents and trademarks with finite useful lives are amortized on a straight-line basis over their estimated useful lives.

As of December 31, 2025 and 2024, intangible assets, net, totaled $740,924 and $602,894, respectively.

The Company evaluates its long-lived assets for impairment in accordance with ASC 360, Property, Plant, and Equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such indicators include, but are not limited to, recurring operating losses, negative cash flows, limited liquidity, and the absence of revenue-generating activities.

The Company has incurred recurring losses since inception, has not yet generated revenue, and has a significant working capital deficit as of December 31, 2025. These conditions represent indicators of potential impairment. Accordingly, management performed a recoverability assessment of its intangible assets as of December 31, 2025 and 2024.

The recoverability test compares the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated from the use and eventual disposition of the assets. Management's assessment is based on current business plans, anticipated product development timelines, and expected future commercialization efforts.

Based on this evaluation, management determined that the estimated undiscounted future cash flows exceed the carrying value of the intangible assets, and therefore no impairment loss was recognized for the years ended December 31, 2025 and 2024.

However, given the Company's early-stage operations, continued operating losses, and dependence on future financing and successful commercialization, there can be no assurance that the carrying value of these assets will be recoverable in future periods. If actual results differ from current estimates, or if additional indicators of impairment arise, the Company may be required to record an impairment charge in future periods.

**Revenue Recognition**

The Company will recognize revenues in accordance with ASC 606, Revenue from Contracts with Customers.

Revenues will be recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1. Identify the contract with a customer

2. Identify the performance obligations in the contract

3. Determine the transaction price

4. Allocate the transaction price to performance obligations in the contract and

5. Recognize revenue as the performance obligation is satisfied.

For the years ended December 31, 2025, and 2024, the Company has not earned any revenue.

**Grant Income**

The Company accounts for government grants by analogy to ASC 958-605, Not-for-Profit Entities - Revenue Recognition, as such arrangements are considered non-exchange transactions and the grantor is not deemed to be a customer.

Grant income is recognized as qualifying expenditures are incurred in accordance with the terms of the grant agreement. The Company evaluates grant agreements to determine whether they contain conditions or restrictions. Amounts received in advance of incurring qualifying expenditures are recorded as deferred grant income.

Grant income includes reimbursement of allowable direct costs as well as applicable indirect cost recoveries (e.g., facilities and administrative costs).

For the years ended December 31, 2025 and 2024, the Company recognized grant income of $332,235 and $302,481, respectively.

**Convertible Notes**

The Company accounts for convertible notes in accordance with ASC 470 – Debt, and evaluates embedded features in accordance with ASC 815 – Derivatives and Hedging.

Convertible notes are initially recorded as liabilities at the proceeds received, net of any issuance costs. Interest is recognized in accordance with the contractual terms of the instruments and recorded as interest expense.

The Company evaluates the terms of its convertible instruments to determine whether any embedded features require separate accounting as derivatives under ASC 815. If no such features require separate accounting, the convertible notes are accounted for as a single liability.

Upon conversion, the carrying amount of the convertible notes, including any accrued and unpaid interest, is reclassified to equity, and no gain or loss is recognized.

**Simple Agreements for Future Equity ("SAFEs")**

The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. SAFEs do not have a stated maturity date or interest provision and provide investors with the right to receive either (i) a variable number of shares of preferred stock upon a qualified equity financing, or (ii) cash or securities upon the occurrence of a liquidity or dissolution event.

Because SAFEs contain provisions that may require repayment in cash upon events outside the Company's control and provide for settlement in a variable number of shares tied to a fixed dollar amount, the Company classifies SAFEs as liabilities rather than equity. SAFEs are recorded as freestanding financial instruments and are initially measured at fair value on the issuance date. Subsequent changes in fair value are recognized in the statements of operations within "Change in fair value of SAFE liability" until settlement. The fair value of SAFEs is estimated using valuation techniques such as a probability-weighted expected return model, option-pricing model, or other appropriate methods, which incorporate management's estimates of enterprise value, contractual valuation caps, probability and timing of equity financing or liquidity events, and applicable discount rates.

SAFEs are classified as noncurrent liabilities unless settlement is expected within twelve months of the balance sheet date.

**Research and Development Costs**

Costs incurred in the research and development of the Company's product are expensed as incurred.

**Income Taxes**

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

**Stock-Based Compensation**

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2025 and 2024 amounted to $108,785 and $13,000 respectively, which is included in selling and marketing expenses.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1* — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2* — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3* — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 13, 2026 which is the date the financial statements were available to be issued.

**Recently Issued and Adopted Accounting Pronouncements**

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

In August 2020, the FASB issued ASU 2020 – 06, debt, debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.) ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than the fiscal year beginning after December 15, 2020.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3.  DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

| As of December 31, | | 2025 | | 2024 |
|---|---|---|---|---|
| Prepaid Insurance | $ | 9,412 | $ | 9,412 |
| Prepaid Other | | 39,430 | | 92,895 |
| **Total Prepaids and Other Current Assets** | $ | **48,842** | $ | **102,307** |

Other current liabilities consist of the following:

| As of December 31, | | 2025 | | 2024 |
|---|---|---|---|---|
| Accrued Payroll | $ | - | $ | 2,809 |
| Deferred compensation | | 1,748,875 | | 1,517,875 |
| **Total Other Current Liabilities** | $ | **1,748,875** | $ | **1,520,684** |

## 4.  INTANGIBLE ASSETS

Intangible assets consist of the following:

| As of December 31, | | 2025 | | 2024 |
|---|---|---|---|---|
| Patents | $ | 1,115,835 | $ | 905,285 |
| Trademarks | | 12,251 | | 12,251 |
| **Intangible Assets, at cost** | | **1,128,086** | | **917,536** |
| Accumulated Amortization | | (387,162) | | (314,642) |
| **Intangible Assets, net** | $ | **740,924** | $ | **602,894** |

Amortization expenses for the years ended December 31, 2025, and 2024 were $72,520 and $53,391, respectively.

Estimated annual amortization expense subsequent to December 31, 2025, is as follows:

| Period | | Amortization Expense |
|---|---|---|
| 2026 | $ | 72,520 |
| 2027 | | 72,520 |
| 2028 | | 72,520 |
| 2029 | | 72,520 |
| Thereafter | | 450,844 |
| **Total** | $ | **740,924** |

**Impairment Assessment**

The Company evaluates its long-lived assets, including intangible assets, for impairment in accordance with ASC 360 whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Indicators of impairment may include recurring operating losses, negative cash flows from operations, and other adverse changes in business conditions.

During the year ended December 31, 2025, the Company experienced operating losses and negative cash flows, which were considered as potential indicators of impairment. Management performed a qualitative assessment of impairment indicators, considering factors such as market conditions, development progress, regulatory status, and funding environment.

Based on this assessment, management determined that no indicators of impairment were present and that the carrying value of the Company's intangible assets is recoverable. Accordingly, no impairment charge was recognized for the years ended December 31, 2025 and 2024.

The assessment involves significant judgment, including assumptions regarding development timelines and the potential for future commercialization. Actual results could differ from these estimates and may result in future impairment.

While the Company has concluded that substantial doubt exists about its ability to continue as a going concern (see Note 12), management determined that this condition does not, by itself, indicate that the Company's intangible assets are impaired.

## 5.  DEBT

**Related Party Loans**

During the years presented, the Company received financing from its founder and CEO, Dr. Isaac Eliaz, which is considered a related party transaction.

| | | | | | As of December 2025 | | | As of December 2024 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Owner | Principal Amount | Borrowing Period | Current Interest Rate | Maturity Date | Current Portion | Non-Current Portion | Total Indebtedness | Current Portion | Non-Current Portion | Total Indebtedness |
| Isaac Eliaz | $ 268,086 | Fiscal Year 2022 | 0% | No Maturity | - | - | - | $ 268,086 | $ - | $ 268,086 |
| Isaac Eliaz | 300,000 | 10/10/2023 | 6% | 2025 | - | - | - | 300,000 | - | 300,000 |
| **Total** | | | | | $ - | $ - | $ - | $ 568,086 | $ - | $ 568,086 |

No interest expense was recognized for the $268,086 loan for the years ended December 31, 2025, and 2024. Interest expense was recognized for the $300,000 for the years ended December 31, 2025, and 2024, amounting to $11,841 and $18,000, respectively.

During the year ended December 31, 2025, the outstanding related party loan balance of $568,086 together with accrued interest of $36,641, was converted into a Simple Agreement for Future Equity (SAFE). As a result of this conversion, no related party loan balance remained outstanding as of December 31, 2025. The conversion was accounted for as a modification and reclassification of the liability, and no gain or loss was recognized.

## Convertible Note

The Company has issued convertible promissory notes to various lenders, including both related parties and third parties. These notes bear interest at rates ranging from 3% to 6% per annum and mature between 2029 and 2030. Details of Convertible Notes issued and outstanding are as follows:

Related Parties

| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | As of December 2025 | | | As of December 2024 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Current Portion | Non-Current Portion | Total Indebtedness | Current Portion | Non-Current Portion | Total Indebtedness |
| Convertible Note - A Certain Lender | $ 100,000 | 3.00% | 10/08/2015 | 01/01/2030 | $ - | $ 100,000 | 100,000 | $ - | $ 100,000 | 100,000 |
| Convertible Note - A Certain Lender | 20,000 | 3.00% | 01/22/2016 | 01/01/2030 | - | 20,000 | 20,000 | - | 20,000 | 20,000 |
| Convertible Note - A Certain Lender | 50,000 | 3.00% | 01/29/2016 | 01/01/2030 | - | 50,000 | 50,000 | - | 50,000 | 50,000 |
| Convertible Note - A Certain Lender | 25,000 | 3.00% | 01/31/2016 | 01/01/2030 | - | 25,000 | 25,000 | - | 25,000 | 25,000 |
| **Total** | | | | | **$ -** | **$ 195,000** | **$ 195,000** | **$ -** | **$ 195,000** | **$ 195,000** |

Third Parties

| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | As of December 2025 | | | As of December 2024 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Current Portion | Non-Current Portion | Total Indebtedness | Current Portion | Non-Current Portion | Total Indebtedness |
| Convertible Note - A Certain Lender | 20,000 | 3.00% | 01/29/2016 | 01/01/2030 | - | 20,000 | 20,000 | - | 20,000 | 20,000 |
| Convertible Note - A Certain Lender | 25,000 | 3.00% | 06/02/2016 | 01/01/2030 | - | 25,000 | 25,000 | - | 25,000 | 25,000 |
| Convertible Note - A Certain Lender | 1,900,000 | 3.00% | 11/09/2016 | 01/01/2030 | - | 1,900,000 | 1,900,000 | - | 1,900,000 | 1,900,000 |
| Convertible Note - A Certain Lender | 120,000 | 3.00% | 04/30/2019 | 01/01/2030 | - | 120,000 | 120,000 | - | 120,000 | 120,000 |
| Convertible Note - A Certain Lender | 250,000 | 3.00% | 05/28/2021 | 01/01/2030 | - | 250,000 | 250,000 | - | 250,000 | 250,000 |
| Convertible Note - A Certain Lender | 100,000 | 6.00% | 11/07/2023 | 01/01/2030 | - | 100,000 | 100,000 | - | 100,000 | 100,000 |
| Convertible Note - A Certain Lender | 200,000 | 6.00% | 11/07/2023 | 01/01/2030 | - | 200,000 | 200,000 | - | 200,000 | 200,000 |
| Convertible Note - A Certain Lender | 100,000 | 6.00% | 11/22/2023 | 01/01/2030 | - | 100,000 | 100,000 | - | 100,000 | 100,000 |
| Convertible Note - A Certain Lender | 30,000 | 6.00% | 12/11/2023 | 01/01/2030 | - | 30,000 | 30,000 | - | 30,000 | 30,000 |
| Convertible Note - A Certain Lender | 100,000 | 6.00% | 07/30/2024 | 11/30/2029 | | 100,000 | 100,000 | | 100,000 | 100,000 |
| **Total** | | | | | **$ -** | **$ 2,845,000** | **$ 2,845,000** | **$ -** | **$ 2,845,000** | **$ 2,845,000** |

The notes are convertible into equity upon the occurrence of a qualified financing event, generally defined as an issuance of equity securities exceeding $1,500,000. Upon such event, the outstanding principal and accrued interest will automatically convert into the most senior class of equity securities issued in the financing at a conversion price equal to the lower of (i) a discount to the price paid by new investors (generally 80% of such price) or (ii) a price based on a specified valuation cap.

The convertible notes are classified as liabilities and accounted for at amortized cost in accordance with ASC 470, Debt, as the Company has not elected the fair value option under ASC 815 or ASC 825.

The embedded conversion features were evaluated under ASC 815, Derivatives and Hedging, and were determined not to require bifurcation as separate derivative instruments. Accordingly, the notes are accounted for as a single liability instrument.

Interest expense amounted to $164,819 and $111,132 for the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, the Company had accrued interest of $800,121 and $635,302, respectively, related to the convertible notes.

**SAFE Agreement**

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

| | As of year ended December 31, | |
|---|---|---|
| **Description** | **2025** | **2024** |
| Valuation cap | $39,600,000 - $49,500,000 | $39,600,000 - $49,500,000 |
| Principal amount | $4,036,608 | $162,811 |
| Discount | 90% | 90% |

The following table presents the rollforward of SAFE liabilities:

| | As of year ended December 31, | | | |
|---|---|---|---|---|
| **Description** | | **2025** | | **2024** |
| Beginning balance | $ | 176,243 | $ | - |
| Proceeds from issuance of SAFEs | | 3,092,187 | | 162,811 |
| Conversion of related party loan to SAFE | | 604,727 | | - |
| Change in fair value of SAFE liabilities | | 319,839 | | 13,432 |
| Ending balance | $ | 4,192,996 | $ | 176,243 |

The Company has issued SAFEs to investors to fund its operations. SAFEs do not bear interest and do not have a stated maturity date.

The SAFEs provide investors the right to receive equity securities of the Company upon the occurrence of a future equity financing. Upon such event, the SAFEs automatically convert into the most senior class of equity securities issued in the financing at a conversion price based on either (i) a discount to the price paid by new investors or (ii) a valuation cap, whichever results in a lower conversion price.

In the event of a liquidity event or dissolution, the SAFEs entitle the investor to receive the greater of (i) the original investment amount or (ii) the value based on conversion into equity. Accordingly, the SAFEs may require settlement in cash or equity depending on the circumstances.

The Company has classified the SAFEs as liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity, due to provisions that may require settlement in cash or variable shares outside the Company's control.

The SAFEs are measured at fair value at each reporting date, with changes in fair value recognized in the statement of operations which amounted to $319,588 and $13,432 during the years ended December 31, 2025 and 2024, respectively.

During the year ended December 31, 2025, the Company issued additional SAFEs, including the conversion of related party loans totaling $568,086 and accrued interest of $34,406 into SAFEs.

As of December 31, 2025 and 2024, the SAFE liabilities amounted to $4,192,745 and $176,243, respectively.

**Line of Credit**

On January 22, 2021, the Company entered into a $600,000 interest-free line of credit agreement with its founder and CEO, Dr. Isaac Eliaz, which is considered a related party transaction.

Borrowings under the line of credit are unsecured and due on demand.

As of December 31, 2025 and 2024, the outstanding balance under the line of credit was $0 and $190,000, respectively. The outstanding balance as of December 31, 2024 was fully repaid during the year ended December 31, 2025.

## 6.    SHARE-BASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan").  The Company reserved 1,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited, depending on the type of award.

**Stock Options**

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

|  | 2025 | 2024 |
|---|---|---|
| Expected Life (Years) | 7 | 10 |
| Risk-Free Interest Rate | 3.94% | 3.95% |
| Expected Volatility | 81% | 75% |
| Annual Dividend Yield | 0% | 0% |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The expected volatility assumption was derived from the historical stock volatilities of a peer group of comparable publicly traded companies over a period that approximates the expected term of the options. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's Common Stock has enough market history to use its own historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on an independent third-party valuation. The valuation determined the enterprise value utilizing a market approach, specifically the guideline transaction (benchmarking) method. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Awards | Weighted Average Exercise | Weighted Average Contract Term |
|---|---|---|---|
| **Outstanding at December 31, 2023** | **701,875** | **$ 0.01** | **7.44** |
| **Exercisable Options at December 31, 2023** | **431,892** | **$ 0.01** | **7.44** |
| Granted | 330,000 | - | - |
| Exercised | - | - | - |
| Expired/Cancelled | - | - | - |
| **Outstanding at December 31, 2024** | **1,031,875** | **$ 0.01** | **4.38** |
| **Exercisable Options at December 31, 2024** | **925,371** | **$ 0.01** | **4.38** |
| Granted | 168,125 | $ - | - |
| Exercised | - | $ - | - |
| Expired/Cancelled | (100,000) | $ - | - |
| **Outstanding at December 31, 2025** | **1,100,000** | **0.01** | **2.13** |
| **Exercisable Options at December 31, 2025** | 909,000 | 0.01 | 2.13 |

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the years ended December 31, 2025, and 2024, the Company recognized stock-based compensation expense of $725 and $4,242, respectively.

## 7. EQUITY AND CAPITALIZATION

**Common Stock**

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.00001. As of December 31, 2025, and 2024, 8,625,000 and 8,625,000 shares of common stock, respectively, have been issued and were outstanding.

Each stockholder is entitled to one vote for each share of stock held of record and a proportionate vote for each fractional share. Because the Company only authorizes a single class of stock, the common stock carries no special preemptive, conversion, or participation rights, and there are no applicable liquidation preferences or redemption provisions. Holders of common stock are entitled to receive dividends when and if declared by the Board of Directors and, in the event of liquidation, are entitled to share ratably in all assets available for distribution.

## 8. GRANT INCOME

Eliaz Therapeutics, Inc. was awarded a federal grant of $1,681,971 from the NIH National Institute of General Medical Sciences for a project titled "Depleting Circulating Galectin-3 with Therapeutic Apheresis: A Novel Treatment for Sepsis/AKI." This grant is part of the Small Business Innovation Research Program, with funds allocated to support R&D expenses in developing the XGAL-3® column therapy aimed at treating sepsis and sepsis-associated acute kidney injury. In 2025 and 2024, awards of $332,235 and $302,481, respectively, were recognized as Grant Income in the Statement of Operations.

**ELIAZ THERAPEUTICS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024**

## 9.   INCOME TAXES

The provision for income taxes for the years ended December 31, 2025, and 2024, consists of the following:

| For the Year Ended December 31, | 2025 | 2024 |
|---|---|---|
| Net Operating Loss | $ (450,816) | $ (284,933) |
| Valuation Allowance | 450,816 | 284,933 |
| **Net Provision For Income Tax** | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities on December 31, 2025, and 2024, are as follows:

| As of December 31, | 2025 | 2024 |
|---|---|---|
| Net Operating Loss | $ (735,749) | $ (284,933) |
| Valuation Allowance | 735,749 | 284,933 |
| **Total Deferred Tax Asset** | $ - | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2025, and 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had a federal cumulative net operating loss ("NOL") carryforward of $2,699,659. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

## 10.   CONTINGENCIES AND COMMITMENTS

**Contingencies**

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

**Litigation and Claims**

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 11.  RELATED PARTY TRANSACTIONS

The Company has entered into various transactions with related parties, including its founder and Chief Executive Officer, Dr. Isaac Eliaz, as well as other key management personnel.

**Related Party Loans**

In 2022, the Company received a non-interest-bearing loan from Dr. Isaac Eliaz totaling $268,086 with no stated maturity. As of December 31, 2025 and 2024, the outstanding balance of this loan was $268,086.

On February 25, 2022, the Company entered into a loan agreement with Dr. Isaac Eliaz for $300,000, bearing interest at 6% per annum and maturing 36 months from the agreement date. As of December 31, 2024, the outstanding balance, including accrued interest, was $336,641.

During the year ended December 31, 2025, the $568,086 loan and related accrued interest of $36,641 were converted into a SAFE. As a result, no related party loan balances remained outstanding as of December 31, 2025.

**Convertible Notes - Related Parties**

The Company has outstanding convertible notes issued to related parties as follows:

**Dr. Isaac Eliaz (CEO)**

As of December 31, 2025 and 2024:

Principal: $170,000 and $170,000

Accrued interest: $59,180 and $46,463

Total balance: $229,180 and $191,096

**Anat Stern (COO)**

As of December 31, 2025 and 2024:

Principal: $25,000 and $25,000

Accrued interest: $8,514 and $6,690

Total balance: $33,514 and $31,690

For the years ended December 31, 2025 and 2024, the Company recognized interest expense related to convertible notes of $164,819 and $111,132, respectively.

**Accrued Compensation – Related Parties**

The Company has accrued compensation payable to related parties for services rendered. As of December 31, 2025 and 2024, the balances were as follows:

- Dr. Isaac Eliaz (CEO): $760,000 and $640,000

- Milton Goss (CFO): $163,000 and $124,000

- Anat Stern (COO): $245,000 and $185,000

- Amity Eliaz (family member of CEO): $63,000 and $51,000

For the years ended December 31, 2025 and 2024, the Company recognized expense related to compensation of $231,000 and $253,000, respectively.

## 12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,258,418 and an operating cash flow loss of $924,941. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

## 13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2025, through April 22, 2026, which is the date the financial statements were available to be issued.

No material subsequent events were identified that require recognition or disclosure.

# Eliaz Therapeutics CF Investors SPV, LLC

## AUDITED FINANCIAL STATEMENTS

## AS OF AND FOR THE ONE DAY ENDED MARCH 18, 2026 (INCEPTION)

**INDEX TO FINANCIAL STATEMENTS**



**INDEPENDENT AUDITOR'S REPORT**

To the Board of Members of
Eliaz Therapeutics CF Investors SPV, LLC
Santa Rosa, California

**Opinion**

We have audited the financial statements of Eliaz Therapeutics CF Investors SPV, LLC (hereinafter referred to as "the Company"), which comprises the balance sheet as of the Inception date (March 18, 2026), and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the one day then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of the Inception date (March 18, 2026), and the results of its operations and its cash flows for the one day then ended in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

**Basis for Opinion**

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.



• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

*SetApart Accountancy Corp.*

April 29, 2026
Calabasas, California

**ELIAZ THERAPEUTICS CF INVESTORS SPV, LLC**
**BALANCE SHEET**

| As of | Inception March 18, 2026 |
|---|---|
| (USD $ in Dollars) | |
| **ASSETS** | |
| Current Assets: | |
| Cash | $ - |
| **Total current assets** | **-** |
| | |
| **Total assets** | **$ -** |
| | |
| **LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)** | |
| | |
| **Total Liabilities** | **-** |
| | |
| **MEMBERS' EQUITY/(DEFICIT)** | |
| Members' Equity/(Deficit) | - |
| | |
| **Total Members' Equity/(Deficit)** | **-** |
| | |
| **Total Liabilities and Members' Equity/(Deficit)** | **$ -** |

*See accompanying notes to financial statements.*

| | For the one day ended March 18, 2026 |
|---|---|
| (USD $ in Dollars) | |
| Revenue | $ - |
| Cost of Revenue | - |
| **Gross Profit/ (Loss)** | - |
| | |
| General and Administrative | - |
| **Total Operating Expenses** | - |
| **Operating Income/(Loss)** | - |
| | |
| **Income/(Loss) Before Provision for Income Taxes** | - |
| Provision/(Benefit) for Income Taxes | - |
| | |
| **Net Income/(Loss)** | $ - |

*See accompanying notes to financial statements.*

| (in , $US) | Members' Equity / (Deficit) |
|---|---|
| **Inception Date- March 18, 2026** | $ - |
| Net Income/(Loss) | - |
| **Balance— March 18, 2026** | $ - |

*See accompanying notes to financial statements.*

| | For the one day ended March 18, 2026 |
|---|---|
| (USD $ in Dollars) | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | |
| Net Income/(Loss) | $ - |
| **Net Cash Provided/Used in Operating Activities** | **-** |
| | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | |
| **Net Cash Provided/Used in Investing Activities** | **-** |
| | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | |
| **Net Cash Provided/Used in Financing Activities** | **-** |
| | |
| Change In Cash | - |
| Cash—Beginning of Day | - |
| **Cash—End of Day** | **$ -** |
| | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | |
| Cash Paid For Interest | $ - |
| Cash Paid For Taxes | $ - |

*See accompanying notes to financial statements.*

**ELIAZ THERAPEUTICS CF INVESTORS SPV, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF AND FOR THE ONE DAY ENDED MARCH 18, 2026 (INCEPTION DATE)**

## 1. NATURE OF OPERATIONS

Eliaz Therapeutics CF Investors SPV, LLC was formed on March 18, 2026 in the state of Delaware. The financial statements of Eliaz Therapeutics CF Investors SPV, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Rosa, California.

Eliaz Therapeutics CF Investors SPV, LLC is a Delaware-based company formed to serve as a crowdfunding investment entity under Regulation Crowdfunding. The company's sole purpose is to acquire, hold, and dispose of securities issued by Eliaz Therapeutics Inc. with a one-to-one relationship between the securities it holds and the membership interests issued to investors. The company is managed by Eliaz Therapeutics Inc. and operates as a pass-through entity, distributing any proceeds, dividends, or liquidation events directly to its members.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash**

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of March 18, 2026, the Company's cash did not exceed FDIC-insured limits.

**Income Taxes**

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Related Parties**

The Company discloses transactions with related parties in accordance with ASC 850, Related Party Disclosures. Related parties include directors, officers, principal owners, their immediate family members, and entities under common ownership or control. Transactions with related parties are recorded at amounts agreed upon between the parties, which may not necessarily be equivalent to amounts that would have been incurred in an arm's-length transaction. The Company evaluates related party arrangements on a periodic basis to determine the appropriate recognition, measurement, and disclosure in the financial statements.

**Contingencies and Commitments**

The Company accounts for commitments and contingencies in accordance with ASC 450, Contingencies. A liability for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a loss contingency is only reasonably possible, or if the amount cannot be reasonably estimated, disclosure is made in the notes to the financial statements, but no liability is recorded. Commitments, including contractual obligations and guarantees, are disclosed when material. The Company regularly evaluates legal claims, regulatory matters, and other obligations to determine whether recognition or disclosure is required.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

## 3.   EQUITY

No membership units have been issued and were outstanding as of March 18, 2026.

**Voting Rights**

Members do not have direct control over the operations of the Eliaz Therapeutics CF Investors SPV, LLC. The Company is managed by Eliaz Therapeutics Inc. which holds full decision-making authority. Certain significant actions, such as amendments to the operating agreement, issuance of additional membership units, or dissolution of the Company, require the approval of members holding a specified majority interest.

**Distribution Rights**

The Company is structured as a pass-through entity. It does not generate independent revenues but receives distributions from Eliaz Therapeutics Inc. and allocates such proceeds to members on a pro-rata basis in accordance with their ownership interests. Distributions are made when declared may include dividends, profits, or liquidation proceeds.

**Liquidity Rights (Transfer & Exit Restrictions)**

Membership interests are subject to transfer restrictions. Transfers are generally prohibited during the initial one-year holding period, except in limited cases such as transfers to Eliaz Therapeutics Inc. accredited investors as defined under SEC Rule 501, transfers to family members or trusts, or pursuant to a registered securities offering. After the expiration of the one-year holding period, transfers remain subject to manager approval and applicable securities law requirements. Upon dissolution of the Company, members will be entitled to receive a direct transfer of securities or liquidation proceeds, as applicable.

## 4.    CONTINGENCIES AND COMMITMENTS

**Contingencies**

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

**Litigation and Claims**

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of March 18, 2026, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 5.    RELATED PARTY TRANSACTIONS

There are no related party transactions as of March 18, 2026.

## 6.    SUBSEQUENT EVENTS

There were no other events that required an adjustment or disclosure to these financial statements.

## 7.    GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

**EXHIBIT I**
**Video Transcript**
**(Attached)**

EliazTherapeutics_Campaign_V6_060326.txt
English (US)

00:00:00.640 — 00:04:14.050 · Speaker 1
For the last 30 years, I focused on addressing one of the deadliest unsolved problems in critical care. And today, we are closer than ever to a true solution. My name is Doctor Isaac Elias, and I'm the founder and CEO of Elia Therapeutics. Our existing investors and supporters, thank you for your support.

It means the world to us. Together, we have earned an FDA Breakthrough Device designation, two NIH grants totaling 1.9 million and raised $8 million. That funding supported preclinical trials in prototype development. They demonstrated encouraging results we believe could significantly impact sepsis care to the newest members of our community.

Welcome. You are joining at what we anticipate to be our final ways before our planned human trials. In the time it takes to finish this one sentence, another life will be lost to sepsis. Sepsis is one of the leading causes of death in ICUs worldwide. It claimed the lives of 11 million people per year, more than all cancers combined together.

Yet current treatments primarily manage symptoms rather than addressing the key biological drivers. Atilio Therapeutics We are working to change that by targeting a protein known as galectin three. Galectin three is your body's master fire alarm. It activates your body's natural defenses when infection or injury strikes.

But during sepsis, galectin three gets stuck in their own position. These triggers inflammatory proteins that flood the bloodstream and can lead to organ failure and death. We designed the extra three to Brexit vicious cycle. XL three is an investigational device. It has not been cleared or approved yet by the FDA, but it is a culmination of 30 years of research and 75 patents in over 30 countries.

It works like dialysis. Blood flows from the patient through a standard plasma separation device, then into the XL three column, where it removes galectin three specifically and returns filtered blood to the patient in preclinical testing. Our published study showed three reduced key sepsis indicators in as little as 90 minutes.

Doctors can begin treatment in the ICU the day a sepsis patient enters the ICU, and can repeat it as frequently as needed. That's possible because X three operates on the Teramo Spectrum Optima platform equipment already found in hospitals worldwide. We are collaborating with Teramo Obesity, the world's largest blood separation company.

Teramo Obesity is supplying all devices and materials for our clinical trials, and the global distribution reaches nearly 200 countries. This means that once Guthrie reaches approval, the infrastructure to deliver to hospitals worldwide can already be in place. But sepsis is only the beginning, with the XL three being a platform technology.

We intend to apply our technology to other life threatening conditions, including acute kidney injury, chronic kidney disease, cancer and heart failure. Combined, this represented 300 billion total addressable market, affecting millions of people. We have completed the key foundational work.

Now we are entering the next critical phase. Your investment today will support our first human clinical trials planned for 2027, and we anticipate this to be our final phase before those trials begin. XL three truly represents a new approach we believe could meaningfully impact sepsis care. Own a piece of that future.

Secure your stake now in Eylea Therapeutics.